8832528 CANADA INC.

as Purchaser

and

STHI HOLDING CORP.,

STHI INTERMEDIATE HOLDING CORP.

and

STERIGENICS INTERNATIONAL LLC

as Guarantors

and

NORDION INC.

as Corporation

ARRANGEMENT AGREEMENT

March 28, 2014

Execution Copy

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION [1]

Section 1.1                      Defined Terms [1]
Section 1.2                      Certain Rules of Interpretation [14]
Section 1.3                      Schedules [15]

ARTICLE 2 THE ARRANGEMENT [15]

Section 2.1                      Arrangement [15]
Section 2.2                      Interim Order [15]
Section 2.3                      Meeting [16]
Section 2.4                      Circular [17]
Section 2.5                      Final Order [18]
Section 2.6                      Court Proceedings [19]
Section 2.7                      Equity-Based Incentive Awards [20]
Section 2.8                      Articles of Arrangement and Effective Date [20]
Section 2.9                      Payment of Consideration [21]
Section 2.10                    Deposit of Amounts by Corporation [21]
Section 2.11                    Guarantee [21]
Section 2.12                    Withholding Rights [22]

ARTICLE 3 REPRESENTATIONS AND WARRANTIES [22]

Section 3.1                      Representations and Warranties of Corporation [22]
Section 3.2                      Representations and Warranties of Purchaser [22]

ARTICLE 4 COVENANTS [23]

Section 4.1                      Conduct of Business of Corporation [23]
Section 4.2                      Regarding the Arrangement [27]
Section 4.3                      Regulatory Approvals [28]
Section 4.4                      Internal Investigation [30]
Section 4.5                      Access to Information; Confidentiality [30]
Section 4.6                      Cooperation regarding Reorganization [31]
Section 4.7                      Cooperation for Financing [33]
Section 4.8                      Redemption Consideration and Corporation Loan [36]
Section 4.9                      Public Communications [36]
Section 4.10                    Notice and Cure Provisions [36]
Section 4.11                    Insurance and Indemnification [36]
Section 4.12                    Employees [39]
Section 4.13                    TSX and NYSE De-listing [39]

ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION [40]

Section 5.1                      Non-Solicitation [40]
Section 5.2                      Notification of Acquisition Proposals [41]
Section 5.3                      Responding to an Acquisition Proposal [41]
Section 5.4                      Right to Match [42]

ARTICLE 6 CONDITIONS [44]

Section 6.1                      Mutual Conditions Precedent [44]
Section 6.2                      Additional Conditions Precedent to the Obligations of Purchaser [45]
Section 6.3                      Additional Conditions Precedent to the Obligations of Corporation [46]
Section 6.4                      Satisfaction of Conditions [47]

ARTICLE 7 TERM AND TERMINATION [47]

Section 7.1                      Term [47]
Section 7.2                      Termination [47]
Section 7.3                      Effect of Termination/Survival [49]

ARTICLE 8 GENERAL PROVISIONS [50]

Section 8.1                      Amendments [50]
Section 8.2                      Termination Fees [51]
Section 8.3                      Reverse Termination Fees [52]
Section 8.4                      Purchaser Expenses [53]
Section 8.5                      Injunctive Relief, Specific Performance and Remedies [53]
Section 8.6                      Expenses [55]
Section 8.7                      Notices. [56]
Section 8.8                      Time of the Essence [59]
Section 8.9                      Further Assurances [59]
Section 8.10                    Third Party Beneficiaries [59]
Section 8.11                    No Liability [60]
Section 8.12                    Waiver [60]
Section 8.13                    Entire Agreement [60]
Section 8.14                    Successors and Assigns [60]
Section 8.15                    Severability [61]
Section 8.16                    Governing Law [61]
Section 8.17                    Rules of Construction [62]
Section 8.18                    Counterparts [62]

SCHEDULES

Schedule A                      Plan of Arrangement

Schedule B                      Arrangement Resolution

Schedule C                      Representations and Warranties of Corporation

Schedule D                      Representations and Warranties of Purchaser

Schedule E                      Key Regulatory Approvals

Schedule F                      Form of Support and Voting Agreement

-  -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of March 28, 2014.

B E T W E E N:

8832528 Canada Inc., a corporation existing under the laws of Canada

("Purchaser")

- and -

STHI Holding Corp., a corporation existing under the laws of the State of Delaware, STHI Intermediate Holding Corp., a corporation existing under the laws of the State of Delaware and Sterigenics International LLC, a limited liability company existing under the laws of the State of Delaware

(collectively, the "Guarantors")

- and -

Nordion Inc., a corporation incorporated and existing under the laws of Canada

("Corporation").

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement and other than any transaction involving only Corporation or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than Purchaser (or any affiliate of Purchaser or any Person acting jointly or in concert with Purchaser or any affiliate of Purchaser) after the date of this Agreement relating to (i) any sale or disposition (or any lease or other arrangement having the same economic effect as a sale), direct or indirect, through one or more transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Corporation and its Subsidiaries or of 20% or more of the voting or equity securities of Corporation or any of its Subsidiaries (or rights or interests in such voting or equity securities), (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of Corporation or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Corporation and its Subsidiaries, (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving Corporation or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Corporation and its Subsidiaries, or (iv) any other similar transaction or series of transactions involving Corporation or any of its Subsidiaries, but excluding, for greater certainty, any transactions made in accordance with Section 4.1(4).

"affiliate" has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of this Agreement.

"Agreement" means this arrangement agreement.

"Antitrust Law" means the Canadian Competition Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and the HSR Act.

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

"Articles of Arrangement" means the articles of arrangement of Corporation in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

"Board" means the board of directors of Corporation as constituted from time to time.

"Board Recommendation" has the meaning specified in Section 2.4(2).

"Breaching Party" has the meaning specified in Section 4.10.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Ottawa, Ontario.

"Business Intellectual Property" has the meaning specified in section 19(a) of Schedule C.

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Change in Recommendation" has the meaning specified in Section 7.2(1)(d)(ii).

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Clean Representatives" has the meaning specified in Section 4.5(1).

"Collective Agreements" means all collective bargaining agreements or union agreements applicable as at the date of this Agreement to Corporation or any of its Subsidiaries and all related letters or memoranda of understanding applicable to Corporation or any of its Subsidiaries as at the date of this Agreement which impose any obligations upon Corporation or any of its Subsidiaries.

"Common Shares" means the common shares in the capital of Corporation.

"Competition Act Approval" means (i) the issuance to Purchaser of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Competition Act (Canada) to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act (Canada) with respect to the transactions contemplated by this Agreement, (ii) the waiting period, including any extension of such waiting period, under section 123 of the Competition Act (Canada) shall have expired or been terminated, or (iii) Purchaser shall have received a letter from the Commissioner of Competition indicating that she or he does not, as of the date of the letter, intend to make an application under section 92 of the Competition Act (Canada) in respect of the transactions contemplated by this Agreement and, if applicable, the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act (Canada) shall have been waived in accordance with paragraph 113(c) of the Competition Act (Canada).

"Confidentiality Agreement" means the confidentiality and standstill agreement dated September 18, 2013 between Purchaser and Corporation.

"Consideration" has the meaning ascribed to it in the Plan of Arrangement.

"Constating Documents" means articles of incorporation, amalgamation, or continuation, as applicable, and by-laws and all amendments to such articles or by-laws.

"Contemplated Reorganization Transactions" has the meaning specified in Section 4.6(1).

"Contract" means any legally binding agreement, commitment, engagement, contract, licence, obligation or undertaking to which Corporation or any of its Subsidiaries is a party or by which Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Corporation" means Nordion Inc.

"Corporation Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by Corporation to Purchaser with this Agreement.

"Corporation Employees" means the employees of Corporation and its Subsidiaries.

"Corporation Filings" means all documents publicly filed under the profile of Corporation on the System for Electronic Document Analysis and Retrieval (SEDAR) or on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) since October 30, 2012 and all other documents required to be filed by it since October 30, 2012 with any Securities Authorities or with the TSX.

"Corporation Financial Statements" has the meaning specified in section 9 of Schedule C.

"Corporation Loan" has the meaning ascribed to it in the Plan of Arrangement.

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"D&O Insurance" has the meaning specified in Section 4.11(2).

"Data Room" means the material contained in the virtual data room established by Corporation as at 5:00 p.m. on March 26, 2014.

"Debt Amount" means an amount of Debt Financing provided under the Term Loan Facility (as defined in the Financing Letters) pursuant to the Financing Letters equal to $410 million.

"Debt Financing" has the meaning specified in section 7 of Schedule D.

"Depositary" means Canadian Stock Transfer Company Inc., as administrative agent for CIBC Mellon Trust Company.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"DSU Director Plan" means Corporation's amended and restated deferred share unit plan for non-executive directors of the Board, as approved by the Board on September 14, 2010 and amended on December 9, 2010.

"DSUs" means, collectively, the outstanding deferred share units issued under the Equity Incentive Plan and under the DSU Director Plan.

"ERISA" has the meaning specified in section 23(g) of Schedule C.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Ottawa time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Employee Plans" has the meaning specified in section 23(a) of Schedule C.

"Environmental Laws" means all Laws and agreements with Governmental Entities and all other statutory requirements, relating to pollution, contamination, waste, hazardous substances, dangerous goods, nuclear facilities, nuclear substances, radiation, public health, wildlife or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

"Equity Financing" has the meaning specified in section 7 of Schedule D.

"Equity Incentive Plan" means Corporation's amended and restated equity incentive plan, as approved by the Board on March 5, 2013.

"Equity Letter" has the meaning specified in section 7 of Schedule D.

"FDA" has the meaning specified in section 13 of Schedule C.

"Final Order" means the final order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably) on appeal.

"Financing" has the meaning specified in section 7 of Schedule D.

"Financing Letters" has the meaning specified in section 7 of Schedule D.

"Financing Source Sections" means each of Section 7.3, Section 8.1, Section 8.5, Section 8.10, Section 8.12, Section 8.13 and Section 8.16.

"Financing Sources" means any entity or entities that commit to provide, or otherwise enter into agreements in connection with, the Financing, including the parties to the Financing Letters, any joinders to such letter or any definitive documentation relating thereto, together with such entity’s or entities’ successors, assigns, affiliates, officers, directors, employees and representatives and their respective successors, assigns, affiliates, officers, directors, employees and representatives.

"GAAP" means generally accepted accounting principles in the United States.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

"Guarantors" means, collectively, STHI Holding Corp., STHI Intermediate Holding Corp. and Sterigenics International LLC.

"Hazardous Substance" means any chemical, pollutant, contaminant (including radiation), waste, nuclear substance, material or substance that is defined, listed, classified or regulated pursuant to any Environmental Law.

"HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"ICA Approval" means receipt by Purchaser of written evidence from the responsible Minister or Ministers under the Investment Canada Act that the Minister(s) are satisfied or deemed to have been satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada pursuant to the Investment Canada Act and there shall be no notice or order outstanding under the Investment Canada Act which has the effect of temporarily or permanently prohibiting the closing of the transactions contemplated by this Agreement and there shall be no notice or order outstanding under the Investment Canada Act which authorizes the closing of the transactions contemplated by this Agreement on terms and conditions that would reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, capitalization, financial condition or liabilities of Corporation and its Subsidiaries (on a consolidated basis) or of Purchaser, Guarantors and Corporation and their respective Subsidiaries and parent entities (on a combined and consolidated basis).

"IFRS" means International Financial Reporting Standards.

"Indemnified Persons" has the meaning specified in Section 4.11(1).

"Intellectual Property" means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.

"Interim Order" means the interim order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Corporation and Purchaser, each acting reasonably.

"Internal Investigation" has the meaning specified in Section 4.4.

"Investigation Authorities" has the meaning ascribed to it in Section 4.4.

"Key Regulatory Approvals" means the approvals listed in Schedule E.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, incorporated by reference, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Matching Period" has the meaning specified in Section 5.4(1)(d).

"Material Adverse Effect" means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities of Corporation and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect or circumstance resulting from or arising in connection with:

(a)	any change affecting the industries in which Corporation and its Subsidiaries operate;

(b)
any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in GAAP or IFRS;

(e)	any natural disaster;

(f)	any action taken by Corporation or any of its Subsidiaries which is required to be taken pursuant to this Agreement, other than an obligation to act in the Ordinary Course;

(g)	any actions taken (or omitted to be taken) upon the request of Purchaser;

(h)
the negotiation, execution, announcement or performance of this Agreement or consummation of the Arrangement including any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of Corporation or any of its Subsidiaries with any of their suppliers, clients, service providers, licensors, regulators, leasers, employees, financing sources or shareholders;

(i)
any change in the market price or trading volume of any securities of Corporation (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred); or

(j)
the failure of Corporation in and of itself to meet any internal or public projections, forecasts, guidance or estimates of, including without limitation, revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that (A) with respect to clauses (a) through to and including (e), such matter does not relate only to or have a materially disproportionate effect on Corporation and its Subsidiaries, taken as a whole, relative to other companies in the industries in which Corporation or its Subsidiaries operate; and (B) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" has occurred.

"Material Contract" means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $1 million in the aggregate; (iii) restricting the incurrence of indebtedness by Corporation or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of Corporation or any of its Subsidiaries, or restricting the payment of dividends by Corporation; (iv) under which Corporation or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $1 million over the remaining term; (v) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company or partnership; (vi) that is a Collective Agreement; (vii) with a Governmental Entity; (viii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1 million; (ix) that is a Contract requiring consent from a third party in the event of a change of control of Corporation, where a failure to obtain such consent would reasonably be expected to lead to a Material Adverse Effect; (x) that limits or restricts (A) the ability of Corporation or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom Corporation or any of its Subsidiaries may sell products or deliver services, and that is not in the Ordinary Course; or (xi) that is otherwise material and out of the Ordinary Course to Corporation and its Subsidiaries, taken as a whole.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Purchaser.

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

"Money Laundering Laws" has the meaning specified in Section 26 of Schedule C.

"Nordion Act" means the Nordion and Theratronics Divestiture Authorization Act.

"Nordion Articles" means the articles of Nordion (Canada) Inc.

"Nordion Articles of Amalgamation" has the meaning ascribed to it in the Plan of Arrangement.

"Nordion Retirement Plan" means the Nordion Retirement Plan, a registered pension plan (federal plan registration number 56801), restated effective September 1, 2013.

"NYSE" means the New York Stock Exchange.

"Opinion" means an opinion of Jefferies LLC to the effect that, as of the date of such opinion and based on and subject to the limitations, qualifications and assumptions set forth therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

"Options" means the outstanding options to purchase Common Shares pursuant to the Stock Option Plan.

"Ordinary Course" means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party and is taken in the ordinary course of the normal day-to-day operations of the business of such Party.

"Outside Date" means September 29, 2014, subject to extension as provided in Section 7.2(1)(b)(iii).

"Panama Action" means the Jacinto Navarro et al. claim described in Section 20(a) of the Corporation Disclosure Letter.

"Parties" means Corporation, Purchaser and each of the Guarantors and "Party" means any one of them.

"Permitted Liens" means, in respect of Corporation or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not yet due or payable or that are being contested in good faith;

(b)
inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)
the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of Corporation or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(d)	Liens listed and described in section 1.1 of the Corporation Disclosure Letter.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A, including the Nordion Articles of Amalgamation to be attached as Exhibit I thereto, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

"Proposed Amendments" means the proposed amendments to the Nordion Act included in the Budget Implementation Act introduced in the House of Commons on March 28, 2014.

"Purchaser" means 8832528 Canada Inc.

"Purchaser Consideration" has the meaning ascribed thereto in the Plan of Arrangement.

"Purchaser Expenses" means all of Purchaser's actual reasonable out-of-pocket expenses incurred in connection with the transactions contemplated in this Agreement, including in connection with preparing and negotiating the Agreement and carrying out its due diligence of Corporation and its Subsidiaries, and their respective assets and liabilities (including in connection with each of the foregoing, regulatory filing fees and reasonable attorneys', accountants', investment bankers', experts' and consultants' fees and expenses), up to a limit of $3 million.

"Redemption Consideration" has the meaning ascribed to it in the Plan of Arrangement.

"Regulatory Approval" means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement, including the Key Regulatory Approvals.

"Representative" means, with respect to any Person, any officer, director, employee, representative (including any financial or other adviser) or agent of such Person or of any of its Subsidiaries.

"Required Approval" has the meaning specified in Section 2.2(b).

"Required Information" has the meaning specified in Section 4.7(3).

"Reverse Termination Fee" has the meaning specified in Section 8.3.

"Reverse Termination Fee Event" has the meaning specified in Section 8.3.

"RSUs" means the outstanding restricted share units issued under the Equity Incentive Plan.

"SEC" means the United States Securities and Exchange Commission.

"Securities Authority" means the SEC, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

"Securities Laws" means the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act, and all other applicable Canadian provincial and territorial and United States federal and state securities Laws, rules and regulations and published policies thereunder.

"Shareholders" means the registered or beneficial holders of the Common Shares, as the context requires.

"Software" means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

"Special Committee" means the special committee of the Board appointed to consider the transactions contemplated by this Agreement.

"Stock Option Plan" means, collectively, Corporation's stock option plan, as amended and approved by the Board on March 5, 2013 and the stand-alone inducement stock option plan dated January 24, 2013.

"Subsidiary" has the meaning specified in National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date of this Agreement.

"Superior Proposal" means any bona fide unsolicited written Acquisition Proposal to acquire all of the outstanding voting or equity securities of Corporation or all or substantially all of the assets of Corporation that: (a) complies with Securities Laws and did not result from or involve a breach of Article 5; (b) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after consultation with Corporation’s outside counsel and financial advisers) that any required financing to complete such Acquisition Proposal will be reasonably likely to be obtained; (d) is not subject to any due diligence or access conditions; (e) that involves consideration payable either in cash or in a marketable security listed on a major stock exchange or a combination thereof; and (f) that the Board determines, in its good faith judgment (after consultation with Corporation's outside counsel and financial advisers), would be reasonably expected to, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Purchaser pursuant to Section 5.4(2)).

"Superior Proposal Notice" has the meaning specified in Section 5.4(1)(b).

"Support and Voting Agreements" means the support and voting agreements entered into by the directors and executive officers of Corporation (who own Common Shares), substantially in the form attached hereto as Schedule F.

"Tax Act" means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, from time to time.

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

"Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii).

"Terminating Party" has the meaning specified in Section 4.10.

"Termination Fee" has the meaning specified in Section 8.2(2).

"Termination Fee Event" has the meaning specified in Section 8.2(2).

"Termination Notice" has the meaning specified in Section 4.10.

"Third Party Beneficiaries" has the meaning specified in Section 8.10(1).

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)
Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)
Certain Phrases, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Corporation Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)
Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of Corporation, it is deemed to refer to the knowledge of Steven M. West, President and Chief Executive Officer, Peter Dans, Chief Financial Officer, Grant Gardiner, Senior Vice President, General Counsel and Secretary, Scott McIntosh, Chief Operating Officer, Specialty Isotopes & General Manager, Sterilization Technologies or Tom Burnett, General Manager, Medical Isotopes after reasonable inquiry.

(7)
Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of Corporation required to be made shall be made in a manner consistent with GAAP.

(8)
Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)
Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Ottawa, Ontario.

Section 1.3 Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement

Corporation and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3, Corporation shall apply in a manner reasonably acceptable to Purchaser pursuant to Section 192 of the CBCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)
that the required level of approval (the "Required Approval") for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting;

(c)	that, in all other respects, the terms, restrictions and conditions of Corporation's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Meeting may be adjourned or postponed from time to time by Corporation in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)
that, except as required by applicable Law, the record date for the Shareholders entitled to receive notice of and to vote at the Meeting will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of the Meeting; and

(h)	for such other matters as Purchaser may reasonably require, subject to obtaining the prior written consent of Corporation, acting reasonably.

Section 2.3	Meeting

Corporation shall:

(a)
convene and conduct the Meeting in accordance with the Interim Order, Corporation's Constating Documents and Law on or before May 28, 2014 and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of Purchaser, except (i) in the case of an adjournment, as required for quorum purposes, or (ii) as required or permitted under Section 4.10 and Section 5.4(4).

(b)
subject to the terms of this Agreement and compliance by the directors and officers of Corporation with their fiduciary duties, solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution, including, at Corporation's discretion or if so requested by Purchaser, acting reasonably and at Purchaser's expense, using dealer and proxy solicitation services firms;

(c)	provide Purchaser with copies of or access to information regarding the Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by Purchaser;

(d)	consult with Purchaser in fixing the date of the Meeting, give notice to Purchaser of the Meeting and allow Purchaser's Representatives and legal counsel to attend the Meeting;

(e)
promptly advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by Corporation in respect of the Arrangement Resolution;

(f)
promptly advise Purchaser of any written communication from any Shareholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of Corporation to any Shareholder exercising or purporting to exercise Dissent Rights;

(g)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Purchaser; and

(h)
at the request of Purchaser from time to time, provide Purchaser with a list (in both written and electronic form) of (i) Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Corporation to acquire Common Shares (including holders of Options), (iii) a list of holders of RSUs and DSUs, and (iv) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. Corporation shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.4	Circular

(1)
Corporation shall promptly prepare and complete, in consultation with Purchaser, the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and Corporation shall, promptly after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.3(a).

(2)
Corporation shall ensure that the Circular complies in all material respects with Law, does not contain any Misrepresentation and provides Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the Opinion received by the Board, (ii) a statement that the Board and the Special Committee have unanimously determined that the Arrangement Resolution is in the best interests of Corporation and is fair to the Shareholders and unanimously recommend that Shareholders vote in favour of the Arrangement Resolution (the "Board Recommendation"), (iii) a description of the factors considered, including consultation in the evaluation of the Arrangement with legal and financial advisors, by the Special Committee and the Board in connection with such determination and recommendation and (iv) a statement that each director and executive officer of Corporation intends to vote all of such individual's Common Shares in favour of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement.

(3)
Corporation shall give Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by Purchaser and its counsel, and agrees that all information relating solely to Purchaser included in the Circular must be in a form and content satisfactory to Purchaser, acting reasonably.

(4)
Purchaser shall provide all necessary information concerning Purchaser that is required by Law to be included by Corporation in the Circular or other related documents to Corporation in writing, and shall use its commercially reasonable efforts to ensure that such information does not contain any Misrepresentation.

(5)
Purchaser hereby indemnifies and saves harmless Corporation, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Corporation, any Subsidiary or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Circular that was provided by Purchaser or its Representatives for inclusion in the Circular, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(6)
Each Party shall promptly notify the other Parties if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

Corporation shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Corporation shall:

(a)	diligently pursue, and cooperate with Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)
provide legal counsel to Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)
provide copies of any notice of appearance, evidence or other documents served on Corporation or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)
not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided Purchaser is not required to agree or consent to any increase in or variation in the form of the Purchaser Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser's obligations, or diminishes or limits Purchaser's rights, set forth in any such filed or served materials or under this Agreement;

(e)
oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Purchaser; and

(f)
not unreasonably object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided Purchaser advises Corporation of the nature of such submissions as soon as practicable prior to the hearing, and in any event one Business Day prior thereto, and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7	Equity-Based Incentive Awards

(1)
In accordance with the Plan of Arrangement, the securities identified below that are outstanding immediately prior to the Effective Time will be cancelled by Corporation and in exchange for such cancellation, Corporation will pay the amounts set out below to the holders of such securities:

(a)
in respect of each Option, whether vested or unvested, an amount equal to the Consideration less the applicable exercise price (as converted to United States dollars in accordance with the Plan of Arrangement) in respect of such Option (for greater certainty, where such amount is a negative, neither Corporation nor Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option); and

(b)	in respect of each RSU or DSU, an amount equal to the Consideration.

(2)	Each Option, RSU and DSU shall be dealt with in accordance with the Plan of Arrangement.

(3)
Purchaser acknowledges and agrees that Corporation or any other Person that makes a payment to a holder of Options in connection with the surrender or cancellation of the Options as described herein will forego any deduction under the Tax Act with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act.

(4)
Payments to a holder of any Options, RSUs or DSUs who is a United States taxpayer shall be made at such time as will not result in the imposition of taxes on such holder pursuant to the operation of section 409A of the United States Internal Revenue Code of 1986, as amended.

Section 2.8	Articles of Arrangement and Effective Date

(1)
Subject to Section 8.1, Corporation shall amend the Plan of Arrangement at any time and from time to time prior to the Effective Date, at the reasonable request of Purchaser, to modify any of its terms as determined to be necessary or desirable by Purchaser, acting reasonably, provided that no such amendment (i) is inconsistent with the Interim Order, the Final Order or this Agreement, (ii) is prejudicial to the Shareholders or Corporation or would result in a change in the consideration payable under this Agreement to the Shareholders, other than any increase with respect to the cash component of such consideration, or (iii) creates a risk of delaying, impairing or impeding in any respect the receipt of any Regulatory Approval or the satisfaction of any other conditions set forth in Article 6.

(2)
Corporation shall file the Articles of Arrangement with the Director within two Business Days of the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

(3)
The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, 50 O'Connor Street, Suite 1600, Ottawa, Ontario, K1P 6L2 or at such other location as may be agreed upon by the Parties.

Section 2.9	Payment of Consideration

Purchaser shall, following receipt of the Final Order and prior to the filing by Corporation of the Articles of Arrangement with the Director, provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to Corporation and Purchaser, acting reasonably) which, together with the aggregate Redemption Consideration, will satisfy the aggregate Consideration payable to Shareholders as provided for in the Plan of Arrangement.

Section 2.10	Deposit of Amounts by Corporation

Corporation shall, following receipt of the Final Order and prior to the filing by Corporation of the Articles of Arrangement with the Director, provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to Corporation and Purchaser, acting reasonably) to satisfy in aggregate (i) Corporation's obligation to fund the aggregate Redemption Consideration and the Corporation Loan (if applicable) as provided in Section 4.8 and in the Plan of Arrangement and (ii) all amounts payable on account of Options, DSUs and RSUs as provided for in Section 2.7 and in the Plan of Arrangement. Upon a written request by Purchaser provided to Corporation at least 10 Business Days before the anticipated Effective Date, Corporation will consider and determine in good faith, but in its sole discretion, if it has available cash on hand that can be reasonably advanced to the Purchaser to be used by the Purchaser for the purposes of paying a portion of the Purchaser Consideration in accordance with Section 2.9 and the Plan of Arrangement. For greater certainty, this Section 2.10 shall not affect, restrict or limit any of the obligations of the Purchaser or Guarantors under this Agreement.

Section 2.11	Guarantee

Guarantors hereby unconditionally and irrevocably guarantee in favour of Corporation the due and punctual payment and performance by Purchaser of each and every obligation of Purchaser hereunder, including the payment of the aggregate Purchaser Consideration payable to Shareholders in accordance with the terms of this Agreement and the Plan of Arrangement and the payment of the Reverse Termination Fee (as applicable). Guarantors agree to cause Purchaser or any other Person under any of the Guarantors' control to comply with all of such Person's obligations under or relating to this Agreement, the Equity Letter, the Financing Letters and the Plan of Arrangement and the transactions contemplated hereby and thereby. Each of the Guarantors hereby agrees that Corporation shall not have to proceed first against Purchaser or any other Guarantor for such performance before exercising its rights under this guarantee against such Guarantor and each Guarantor agrees to be jointly and severally liable with Purchaser and the other Guarantors for all such guaranteed obligations as if it were the principal obligor of such obligations.

Section 2.12	Withholding Rights

Each of Purchaser, Corporation or any other Person that makes a payment hereunder shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement and the Arrangement (including any amounts payable pursuant to Section 2.7) to any holder of securities of Corporation, such amounts as it is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Law and remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to such holders of securities of Corporation, in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Corporation

(1)
Except as set forth in the Corporation Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate) and as disclosed in the Corporation Filings filed prior to the date of this Agreement, Corporation represents and warrants to Purchaser as set forth in Schedule C hereto and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)
Subject to Section 7.3(1), the representations and warranties of Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of Purchaser

(1)
Purchaser represents and warrants to Corporation as set forth in Schedule D hereto and acknowledges and agrees that Corporation is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)
Subject to Section 7.3(1), the representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of Corporation

(1)
Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Corporation shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course and in accordance with applicable Law in all material respects.

(2)	Without limiting the generality of Section 4.1(1), Corporation shall, and shall cause each of its Subsidiaries to:

(a)
use its commercially reasonable efforts to (i) duly and timely file with the appropriate Governmental Entity all material Tax Returns required to be filed by Corporation or any of its Subsidiaries, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all material amounts required to be so paid, withheld, collected or remitted other than those being contested in good faith, and (iii) not, without the prior written consent of Purchaser, acting reasonably (A) make, rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting that would reasonably be expected to be material to Corporation and its Subsidiaries on a consolidated basis, (B) enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to Taxes that would reasonably be expected to be material to Corporation and its Subsidiaries on a consolidated basis, (C) settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment that would reasonably be expected to be material to Corporation and its Subsidiaries on a consolidated basis, or (D) amend any Tax Return or change from most recent practice any manner of reporting income or claiming deductions for Tax purposes that would reasonably be expected to be material to Corporation and its Subsidiaries on a consolidated basis; and

(b)
keep Purchaser reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Corporation).

(3)
Without limiting the generality of Section 4.1(1), but subject to Law and except as expressly contemplated as part of the Arrangement, Corporation shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts (i) to preserve intact the current business organization of Corporation, keep available the services of the present employees and agents of Corporation and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with Corporation and its Subsidiaries, (ii) retain possession and control of its assets and the assets of each of its Subsidiaries, and preserve the confidentiality of any confidential or proprietary information relating to the business of Corporation and its Subsidiaries, (iii) perform and comply in all material respects with all of its material obligations under Material Contracts and, (iv) except with the prior written consent of Purchaser, Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)
split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend the terms of any of its securities in any material manner, except for any dividend or distribution from a Subsidiary to another Subsidiary or from a Subsidiary to Corporation;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(d)
issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Common Shares, whether under the Stock Option Plan or Equity Incentive Plan or otherwise, except (i) for the issuance of Common Shares issuable upon the exercise of the currently outstanding Options, RSUs and DSUs in accordance with the terms of such Options, RSUs and DSUs and (ii) for the grant of DSUs in accordance with the DSU Director Plan and consistent with past practice;

(e)	merge, combine or amalgamate with any Person;

(f)
other than inventory acquired in the Ordinary Course, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $2 million and subject to a maximum of $5 million for all such transactions;

(g)
sell, lease, transfer or otherwise dispose of any of its assets, except for (i) inventory sold in the Ordinary Course, (ii) assets which, individually or in the aggregate, do not exceed $2 million, and (ii) assets which are obsolete;

(h)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $5 million on an annual basis;

(i)
except as disclosed in section 4.1(3)(i) of the Corporation Disclosure Letter, prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any long-term indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction basis or in the aggregate, in excess of $3 million;

(j)
except as disclosed in section 4.1(3)(j) of the Corporation Disclosure Letter or for extended payment terms agreed to with customers in the Ordinary Course, make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any material interest rate, currency, equity or commodity swaps, derivatives or similar financial instruments other than in the Ordinary Course;

(l)
make any bonus or profit sharing distribution except relating to the transactions contemplated by this Agreement or as required by the terms of a Contract listed in section 4.1(3)(l) of the Corporation Disclosure Letter;

(m)	make any change in Corporation's methods of accounting, except as required by concurrent changes in GAAP;

(n)
grant any general increase in the rate of wages, salaries or bonuses of any employees, other than in the Ordinary Course and except as may be required by the terms of a Contract listed in section 4.1(3)(n) of the Corporation Disclosure Letter;

(o)
except as required by Law or by the terms of the Employee Plans or Contracts in effect on the date of this Agreement: (i) adopt, enter into or amend any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new employee who was not employed by Corporation or a Subsidiary on the date of this Agreement or any other employment changes or promotion in the Ordinary Course); (ii) pay any benefit to any director or officer of Corporation or any of its Subsidiaries or to any Corporation Employee (other than in the Ordinary Course, in the case of a Corporation Employee who is not a director or officer of Corporation) that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of Corporation or any of its Subsidiaries or to any Corporation Employee (other than in the Ordinary Course or as provided herein); (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing; provided that the foregoing shall not prohibit Corporation from paying, establishing or increasing the compensation payable to any executive officer or management employee of Corporation pursuant to the retention and bonus arrangements relating to the transactions contemplated by this Agreement and set forth in section 4.1(3)(l) of the Corporation Disclosure Letter;

(p)	compromise or settle any material litigation, proceeding or governmental investigation relating to the assets or the business of Corporation, in excess of an aggregate amount of $3 million;

(q)
amend or modify in any material respect, or terminate or waive any material right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, provided that Corporation may only amend or modify in any material respect, or terminate or waive any material right under, any such contract, or enter into any new contract, or amend, modify or terminate any such contract, with the consent of Purchaser, provided that in consenting to any such action Purchaser shall act in a commercially reasonable manner and consent shall be considered and given, if applicable, by a Clean Representative and provided further that certain information may only be provided to external legal counsel pursuant to the joint defense agreement referred to in Section 4.3(2); provided further that, notwithstanding Section 4.1(5), for purposes of this Section 4.1(3)(q), the reference to "$1 million" in paragraph (iv) of the definition of "Material Contract" shall be deemed to be a reference to "$3 million or more of revenue over the remaining term";

(r)
except as disclosed in section 4.1(3)(r) of the Corporation Disclosure Letter, enter into, amend or modify any recognition agreement or Collective Agreement with any trade union or representative body;

(s)
except as contemplated in Section 4.11 and except for scheduled renewals in the Ordinary Course, amend, modify or terminate any material insurance policy of Corporation or any Subsidiary in effect on the date of this Agreement;

(t)	abandon or fail to diligently pursue any application for any material Authorizations;

(u)
other than in the Ordinary Course, grant or commit to grant a license or otherwise transfer any material Intellectual Property or right in or in respect thereto, except as required pursuant to a Contract in force as of the date hereof;

(v)	materially change its business or regulatory strategy;

(w)	amend or renew any of the Contracts listed in section 4.1(3)(w) of the Corporation Disclosure Letter, provided that Corporation may terminate such Contracts; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(4)
Notwithstanding anything to the contrary in this Section 4.1, Corporation shall have the right to continue to explore supply alternatives of reactor-based medical isotopes, including by entering into discussions, soliciting, negotiating and submitting expressions of interest and binding proposals to, and consummating and implementing any such proposals with, potential suppliers, provided that doing so (i) would not reasonably be expected to have a Material Adverse Effect and (ii) materially complies with the parameters disclosed in writing to Purchaser prior to the date hereof.

(5)
For purposes of this Section 4.1, the term "Material Contract" shall have the meaning assigned to such term in Section 1.1, except that the reference to "$1 million" in paragraph (iv) therein shall be deemed to be a reference to "$5 million" and the reference to "$1 million" in paragraph (viii) therein shall be deemed to be a reference to "$5 million".

Section 4.2 Regarding the Arrangement

(1)
Each of Corporation and Purchaser shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things required or necessary under Law to consummate the Arrangement as soon as practicable, including:

(a)
using its commercially reasonable efforts to satisfy, or cause the satisfaction of, each of the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 to the extent the same is within their control;

(b)
in the case of the Corporation, using its commercially reasonable efforts to obtain and maintain all third party or other consents that are required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement on terms that are reasonably satisfactory to Purchaser;

(c)
using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)
carrying out the terms of the Interim Order and the Final Order applicable to it and complying with all material requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement; and

(e)
in the event that the condition set forth in Section 6.1(f) cannot be satisfied or will reasonably likely not be satisfied, Corporation and Purchaser will diligently and in good faith discuss the feasibility and implementation of alternative strategies and structures to complete the transactions contemplated by this Agreement.

(2)	Corporation shall promptly notify Purchaser of:

(a)
any material written notice from any Person reasonably alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(b)
any material written notice or other material written communication from any Governmental Entity in connection with this Agreement (and Corporation shall contemporaneously provide a copy of any such written notice or communication to Purchaser);

(c)
any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Corporation that relate to this Agreement or the Arrangement; or

(d)	any Material Adverse Effect.

Section 4.3 Regulatory Approvals

(1)
The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals (including the Key Regulatory Approvals) and use their commercially reasonable efforts to obtain and maintain all Regulatory Approvals (including the Key Regulatory Approvals). For purposes of this covenant, "commercially reasonable efforts" means agreeing to any steps, conditions or undertakings required by a Governmental Entity in connection with granting or issuing Regulatory Approvals that are of a nature typically required in connection with such approvals and provided that any such steps, conditions or undertakings would not reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, capitalization, financial condition or liabilities of Corporation and its Subsidiaries (on a consolidated basis) or of Purchaser, Guarantors and Corporation and their respective Subsidiaries and parent entities (on a combined and consolidated basis). For greater certainty, a divestiture of a material portion of the business or assets of Corporation and its Subsidiaries (on a consolidated basis) or of Purchaser, Guarantors and Corporation and their respective Subsidiaries and parent entities (on a combined and consolidated basis) is not of a nature typically required and shall be deemed to have such a material adverse effect on the business, operations, results of operations, assets, capitalization, financial condition or liabilities of Corporation and its Subsidiaries (on a consolidated basis) or of Purchaser, Guarantors and Corporation and their respective Subsidiaries and parent entities (on a combined and consolidated basis) as applicable.

(2)
Subject to applicable Laws, the Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including by providing or submitting on a timely basis all notices, requests or filings with any Governmental Entity that are required or advisable, in connection with obtaining the Regulatory Approvals, provided that competitively sensitive information may be provided only to the external legal counsel to the other Party pursuant to a joint defense agreement whereby such information can only be used for the purpose of the completion of the Arrangement and will not be shared with its clients, and information as to valuation need not be disclosed. Without limiting the generality of the foregoing, each Party shall promptly respond to any requests for information from a Governmental Entity in connection with obtaining the Regulatory Approvals, and in all cases, unless mutually agreed to in writing otherwise, each Party shall respond to any request for information from a Governmental Entity within 90 days after receipt thereof.

(3)
Subject to Law, the Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other and provide a copy of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. If reasonably requested by Purchaser, Corporation shall make itself available upon reasonable notice to attend at meetings with any Governmental Entity or Person in connection with obtaining the Regulatory Approvals. Notwithstanding anything in this subsection, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients. Notwithstanding anything to the contrary, information as to the valuation of Corporation need not be disclosed.

(4)
Each Party shall promptly notify the other Parties if it becomes aware that (i) any application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation, or (ii) any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated by this Agreement contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Party making the amendment or supplement shall, in consultation with and subject to the prior approval of the other Party, cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)
The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entities on an expedited basis and, to the extent that a hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(6)
If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or potentially leading to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement and this Section 4.3 to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(7)	Purchaser shall be responsible for and pay all filing fees or other regulatory levies, charges or payments incurred in connection with obtaining the Regulatory Approvals.

Section 4.4	Internal Investigation

Corporation has provided to Purchaser copies of any material correspondence, in writing, to or from any Governmental Entity conveying an offer to settle the Internal Investigation with such Government Entity. For the purposes of this Section 4.4, "Internal Investigation" means the matters described in Section 13 of the Corporation Disclosure Letter and any action, investigation or other proceeding related thereto by any the U.S. Securities and Exchange Commission, the U.S. Department of Justice, the Royal Canadian Mounted Police or any Governmental Entity (collectively, the "Investigation Authorities"). Corporation shall promptly provide Purchaser with copies of any material correspondence from Investigation Authorities received following the date hereof with respect to the Internal Investigation, and shall keep Purchaser and its counsel informed, on a timely basis, of the status and progress of discussions with any Investigation Authorities with respect to the Internal Investigation. Corporation shall consult with Purchaser regarding any proposed material correspondence, communication or meeting in each case from or with Investigation Authorities with respect to the Internal Investigation or other action to be taken in connection with the Internal Investigation and Corporation shall consider in good faith any recommendation made by Purchaser with respect thereto.  Any settlement of a claim or proceeding relating to the Internal Investigation involving non-monetary relief shall require the prior consent of Purchaser solely with respect to the non-monetary relief of such settlement and the scope of any admissions or statement of facts shall require the consent of Purchaser (in each case not to be unreasonably withheld or delayed).  For greater certainty, the Corporation's obligations in this Section 4.4 shall in each case be subject to Section 4.5(2) and Section 4.5(3).

Section 4.5	Access to Information; Confidentiality

(1)
Subject to Law, Corporation shall (a) give Purchaser and its Representatives, upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries' (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts and Leases, and (iv) senior personnel, (b) furnish to Purchaser and its Representatives such financial and operating data and other information with respect to the assets or business of Corporation and any of its Subsidiaries as it may reasonably request, provided that Corporation may require that the disclosure of competitively or highly sensitive information be limited to a team of Purchaser Representatives, which may include internal Representatives of Purchaser and its affiliates who are not involved in the day-to-day operations of, and do not have pricing responsibilities for or direct supervision of contract negotiations with customers or suppliers for, businesses of Purchaser, Guarantors or their respective Subsidiaries or parent entities (the "Clean Representatives"), on terms reasonably satisfactory to Corporation, and that such competitively or highly sensitive information not be disclosed by the Clean Representatives, directly or indirectly, to any Person other than another Clean Representative, and (c) instruct its Representatives to cooperate with Purchaser and its Representatives in respect of (a) and (b), but subject to the Confidentiality Agreement and so long as the access does not unduly interfere with the Ordinary Course conduct of the business of Corporation.

(2)
Notwithstanding any provision of this Agreement, Corporation shall not be obligated to provide access to, or to disclose, any information to Purchaser if Corporation reasonably determines that such access or disclosure would jeopardize any attorney client or other privilege claim by Corporation or its Subsidiaries provided that, to the extent any information is withheld due to a potential waiver of such privilege, Corporation shall notify Purchaser of the nature of the information which is being withheld and the basis for privilege and shall use its commercially reasonable efforts to find a way to allow disclosure of such information, including entering into common interest privilege agreements or other arrangements, as appropriate.

(3)
Purchaser acknowledges that the Confidentiality Agreement and any common interest privilege agreement or other arrangement referred to in Section 4.5(2) continue to apply and that all information provided under this Section 4.5 shall be subject to the terms thereof on the same basis as if such information had been disclosed under such agreement or arrangement. For greater certainty, if this Agreement is terminated in accordance with its terms, the obligations of the Parties and their respective affiliates under the Confidentiality Agreement and any common interest privilege agreement or other arrangement referred to in Section 4.5(2) shall survive the termination of this Agreement in accordance with the terms thereof.

Section 4.6	Cooperation regarding Reorganization

(1)
Corporation shall, and shall cause each of its Subsidiaries to, cooperate with Purchaser in structuring and preparing any reorganization, transfer of securities, assets or business as Purchaser may reasonably require, including amalgamations or liquidations, and including the structuring transactions described in a letter of Purchaser to Corporation dated the date hereof (each a "Contemplated Reorganization Transaction"), and to use its commercially reasonable efforts to implement any such Contemplated Reorganization Transaction, provided, however, that (i) such requested cooperation does not unreasonably nor materially interfere with the ongoing operations of Corporation and its Subsidiaries, (ii) such Contemplated Reorganization Transaction is not, in the opinion of Corporation or Corporation's counsel, acting reasonably, prejudicial to the Shareholders, holders of Options, holders of DSUs, holders of RSUs, Corporation or any of its Subsidiaries, (iii) such Contemplated Reorganization Transaction shall not impede, delay or prevent the receipt of any Regulatory Approvals or the satisfaction of any conditions set forth in Article 6, (iv) such Contemplated Reorganization Transaction shall not impede, delay or prevent the consummation of the Arrangement, (v) such Contemplated Reorganization Transaction shall not require Corporation to obtain the approval of the Shareholders and shall not require Purchaser to obtain the approval of its shareholders, (vi) such Contemplated Reorganization Transaction complies with all Laws, including the Nordion Act and the Nordion Articles, (vii) Purchaser shall pay all of the cooperation and implementation costs and all direct or indirect costs and liabilities, fees, damages, penalties and Taxes that may be incurred as a consequence of the implementation of or to unwind any such reorganization if the Arrangement is not completed, including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred, (viii) such cooperation does not require the directors, officers, employees or agents of Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer or employee, and (ix) no such Contemplated Reorganization Transaction shall be considered to constitute a breach of the representations, warranties or covenants of Corporation hereunder. Subject to and in accordance with this Section 4.6, the documents (collectively, the "Reorganization Documents") to give effect, as at the Effective Time, to any Contemplated Reorganization Transaction in accordance with the Plan of Arrangement will be executed by the parties thereto prior to the Effective Time to take effect pursuant to the Plan of Arrangement, provided that Corporation shall have the right to not execute any Reorganization Document in accordance with this Section 4.6 and this refusal shall not prevent or delay the filing of the Articles of Arrangement and the effectiveness of the Plan of Arrangement which shall then become effective in accordance with its terms but without any step relating to any such Reorganization Document not executed becoming effective.

(2)
Purchaser shall provide written notice to Corporation of any proposed Contemplated Reorganization Transaction at least 20 Business Days prior to the anticipated Effective Time. The Parties shall seek to have any Contemplated Reorganization Transaction that is to be effective before the Effective Time made effective as of the last moment of the day ending immediately prior to the Effective Time (but after Purchaser shall have irrevocably waived or confirmed that all conditions under Section 6.1 and Section 6.2 have been satisfied), provided that no Contemplated Reorganization Transaction will be made effective unless (A) it is reasonably certain, after consulting with Corporation, that the Arrangement will become effective, (B) such Contemplated Reorganization Transaction can be reversed or unwound without adversely affecting the Shareholders, holders of Options, holders of DSUs, holders of RSUs, Corporation or any of its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated, or (C) Corporation otherwise reasonably agrees.

(3)
The obligation of Purchaser to reimburse Corporation for fees and expenses and be responsible for costs as set out in this Section 4.6 will be in addition to any other payment Purchaser may be obligated to make hereunder and will survive termination of this Agreement. The completion of a Contemplated Reorganization Transaction shall not be a condition to the consummation of the Arrangement. If the Arrangement is not completed for any reason, and without prejudice to any other remedy of Corporation, Purchaser shall indemnify Corporation for all losses and reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any Contemplated Reorganization Transactions and in connection with reversing or unwinding any Contemplated Reorganization Transactions.

Section 4.7	Cooperation for Financing

(1)
Purchaser and Guarantors shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange and obtain the Financing described in the Equity Letter and the Financing Letters on the terms and conditions described therein (including any "flex" provisions) or, if available, on other terms that are acceptable to Purchaser and would not adversely affect the ability of Purchaser to consummate the transactions contemplated herein, and Purchaser and Guarantors shall not, without the consent of Corporation (not to be unreasonably withheld), permit any amendment, supplement or modification to be made to, or any waiver of any provision or remedy under any of the Equity Letter and the Financing Letters, that renders existing conditions more onerous for any of Purchaser or Guarantors, or imposes new or additional conditions, to satisfy or that could reasonably be expected to (A) reduce the aggregate amount of cash proceeds available from the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (other than in connection with the imposition of the "flex" terms) unless the Equity Financing is increased by a corresponding amount or from alternative financing to the extent required or permitted pursuant to this Section 4.7) to fund the amounts required to be paid by the Purchaser under this Agreement, (B) prevent or materially delay, or otherwise have a material adverse impact on, the availability of the Financing, or (C) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur (it being understood and agreed that Purchaser and Guarantors may amend the Financing Letters to impose the "flex" provisions with respect thereto and to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Financing Letters as of the date of this Agreement) or adversely impact the ability of the Purchaser or the Guarantors to enforce  their rights against the other party to the Financing Letters. Without limiting the foregoing, Purchaser and Guarantors shall use their reasonable best efforts (i) to maintain in effect the Financing Letters and the Equity Letter until the consummation of the transactions contemplated hereby, (ii) to negotiate and enter into definitive agreements with respect to the Financing Letters on the terms and conditions contained in the Financing Letters (including any "flex" provisions) (or on terms no less favorable to Purchaser than the terms and conditions in the Financing Letters or, if available, on other terms that are acceptable to Purchaser and would not adversely affect the ability of Purchaser to consummate the transactions contemplated herein, (iii) to satisfy (or obtain waivers to) on a timely basis all conditions (other than any condition where the failure to be so satisfied is a direct result of the Corporation’s failure to furnish information described in Section 4.6) to funding applicable to Purchaser, Guarantors, their Subsidiaries or any Person in the Financing Letters, (iv) comply with their obligations pursuant to the Financing Letters, and (v) subject to the satisfaction or waiver of the conditions set forth in the Financing Letters and the Equity Letter (other than the conditions that, by their terms, cannot be satisfied until the Effective Time), at the time when the Arrangement would have been consummated but for the failure of the Financing to be funded, to seek to enforce their rights under the Financing Letters and the Equity Letter, including using its reasonable best efforts to cause the lenders and the other Persons committed to fund the Financing to fund the Financing (or such lesser amount as may be required to consummate the transactions contemplated hereby) at the Effective Time. Without limiting the generality of the foregoing, Purchaser shall give Corporation prompt notice (x) of any breach or default by any party to any of the Financing Letters and the Equity Letter and any definitive agreements with respect thereto of which Purchaser becomes aware, (y) of the receipt of (A) any written notice or (B) other material written communication, in each case from any Financing Sources in the case of the Financing Letters or from any of GTCR Fund IX/A LP, GTCR Partners IX, L.P. or from GTCR Golder Rauner II, L.L.C. in the case of the Equity Letter, with respect to (1) any actual or potential breach, default, termination or repudiation by any party to any of the Financing Letters and the Equity Letter and any definitive agreements with respect thereto or any material provisions of the Financing Letters and the Equity Letter and any definitive agreements with respect thereto, or (2) any material dispute or disagreement between or among any parties to any of the Financing Letters and the Equity Letter with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Effective Time, in each case which would make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur. Upon the occurrence of any circumstance referred to in clause (x) or (y) of the immediately preceding sentence which would reasonably make any portion of the Debt Financing or Equity Financing unavailable or upon the occurrence of any circumstance which would reasonably make any portion of the Debt Amount unavailable, and such portion is reasonably required to fund the aggregate Purchaser Consideration and all fees, expenses and other amounts contemplated to be paid by Purchaser pursuant to this Agreement, Purchaser and Guarantors shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions (including conditionality) not less favorable, and with financing sources reasonably acceptable, to Purchaser than the terms set forth in the Financing Letters as promptly as reasonably practicable following the occurrence of such event. For the avoidance of doubt, Purchaser and Guarantors arranging and obtaining, in replacement of the Financing, alternative financing in accordance with this Section 4.7(1) shall not modify or affect in any way Corporation's rights or obligations pursuant to this Agreement, including its right to terminate this Agreement in accordance with Section 7.2(1)(c)(i) and Section 7.2(1)(c)(iii) and obligations under Section 4.7(2) below. Notwithstanding anything to the contrary contained herein, in no event shall any of Purchaser and Guarantors be required pursuant to this Agreement to agree to pay to the lenders providing the Debt Financing any additional fees, original issue discount or to increase any interest rates applicable to the Debt Financing, except as expressly required pursuant to the Financing Letters (including the "flex" provision) in existence as of the date hereof or in any fee letter or other document referenced therein or related thereto.

(2)
Corporation shall, and shall cause each of its wholly-owned Subsidiaries to provide to Purchaser cooperation reasonably requested by Purchaser and that is customary in connection with any financing entered into in connection with the Arrangement including with respect to those items set forth in Financing Letters, including: (a) subject to Section 4.5, furnishing Purchaser as promptly as reasonably practicable with available financial and other reasonably required or customary information regarding Corporation, any of its wholly-owned Subsidiaries or any combination of such Persons (information required to be delivered pursuant to this clause (a) being referred to as, the "Required Information"), provided that competitively or highly sensitive information may be provided only to the external counsel of the other Party or Clean Representatives and will not be shared with its clients, and (b) using its commercially reasonably efforts to facilitate the pledging of collateral in connection with the Financing (subject to the occurrence of the Effective Time); provided, however, that (i) such requested cooperation or Financing does not unreasonably interfere with the ongoing operations of Corporation and its Subsidiaries, (ii) such requested cooperation or Financing is not, in the opinion of Corporation or Corporation's counsel, acting reasonably, prejudicial to the Shareholders, holders of Options, holders of DSU, holders of RSU, Corporation or any of its Subsidiaries, (iii) such requested cooperation or Financing shall not impede, delay or prevent the receipt of any Regulatory Approvals or the satisfaction of any other conditions set forth in Article 6, (iv) such requested cooperation or Financing shall not impede, delay or prevent the consummation of the Arrangement, (v) such requested cooperation or Financing shall not require Corporation to obtain the approval of the Shareholders and shall not require Purchaser to obtain the approval of its shareholders, (vi) such requested cooperation or Financing complies with all Laws, including the Nordion Act and the Nordion Articles, (vii) Purchaser shall pay all of the cooperation costs and all direct or indirect costs and liabilities, fees, damages, penalties and Taxes that may be incurred as a consequence of such requested cooperation or Financing, including actual out-of-pocket costs and expenses for external counsel and auditors which may be incurred, (viii) such requested cooperation or Financing does not require the directors, officers, employees or agents of Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer or employee, and (ix) no such requested cooperation or Financing shall be considered to constitute a breach of the representations, warranties or covenants of Corporation hereunder, so long as Corporation is not otherwise in breach of its covenants hereunder.

(3)
Purchaser shall provide written notice to Corporation of any proposed Financing at least 20 Business Days prior to the anticipated Effective Time. The obligation of Purchaser to reimburse Corporation for fees and expenses and be responsible for costs as set out in this Section 4.7 will be in addition to any other payment Purchaser may be obligated to make hereunder and will survive termination of this Agreement. The completion of a Financing shall not be a condition to the consummation of the Arrangement. If the Arrangement is not completed for any reason, other than as a result of a termination of this Agreement by Purchaser in accordance with Section 7.2(1)(d)(i) or Section 7.2(1)(d)(ii) and without prejudice to any other remedy of Corporation, Purchaser shall indemnify Corporation for all losses and reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any requested cooperation or Financing.

Section 4.8	Redemption Consideration and Corporation Loan

In connection with the Arrangement and as set forth in the Plan of Arrangement, Corporation will distribute the aggregate Redemption Consideration to the Shareholders as provided for in the Plan of Arrangement and, if applicable, will advance the Corporation Loan to the Purchaser in accordance with the Plan of Arrangement.

Section 4.9	Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), and Corporation must not make any filing with any Governmental Entity (other than as contemplated by Section 4.3 and Securities Laws) with respect to this Agreement or the Arrangement without the consent of Purchaser (which consent shall not be unreasonably withheld or delayed); provided that any Party that is required to make disclosure by Law shall use its reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 4.10	Notice and Cure Provisions

Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Corporation] and Corporation may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by Purchaser], unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice (a "Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any material wilful and intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is fifteen Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties agree otherwise, Corporation shall postpone or adjourn the Meeting to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.11	Insurance and Indemnification

(1)
From and after the Effective Time, Corporation shall, and Purchaser shall cause Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director, officer and employee of Corporation and its Subsidiaries (each, an "Indemnified Person") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person's service as a director, officer, trustee or employee of Corporation and/or any of its Subsidiaries or services performed by such Persons at the request of Corporation and/or any of its Subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement, the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither Purchaser nor Corporation shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person's service as a director, officer or employee of Corporation and/or any of its Subsidiaries or services performed by such Persons at the request of Corporation and/or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent of that Indemnified Person. Purchaser shall cause Corporation to provide direct confirmation of these undertakings to the current directors and officers as part of the closing of the Arrangement.

(2)
Prior to the Effective Time, Corporation shall and, if Corporation is unable to, Purchaser shall cause Corporation as of the Effective Time to obtain and fully prepay the premium for the irrevocable extension of the directors', officers' and employees' liability coverage of Corporation's and its Subsidiaries' existing directors', officers' and employees' insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Corporation's current insurance carriers with respect to directors', officers' and employees' liability insurance ("D&O Insurance"), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under Corporation's and its Subsidiaries' existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of Corporation or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby), provided that the total cost of such run-off D&O Insurance shall not exceed 300% of the current annual aggregate premium for D&O Insurance currently maintained by Corporation and its Subsidiaries. If Corporation for any reason fails to obtain such "run off" insurance policies as of the Effective Time, Corporation or Purchaser shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous in the aggregate than the coverage provided under Corporation's and its Subsidiaries' existing policies as of the date hereof, or Corporation or Purchaser shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the Indemnified Persons as provided in Corporation's existing policies as of the date hereof; provided that the total cost of such run-off D&O Insurance shall not exceed 300% of the current annual aggregate premium for D&O Insurance currently maintained by Corporation and its Subsidiaries.

(3)
If Corporation, any of its Subsidiaries or Purchaser or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and, if applicable, shall not be the continuing or surviving corporation or entity, or (ii) transfer all or substantially all of its properties and assets to any Person or Persons (including as part of the Arrangement), then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of Corporation, its Subsidiaries or Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 4.11.

(4)
If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 4.11 that is denied by Corporation, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then Corporation or Purchaser shall pay such Indemnified Person's costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against Corporation.

(5)
The rights of the Indemnified Persons under this Section 4.11 shall be in addition to any rights such Indemnified Persons may have under the constating documents of Corporation, its Subsidiaries and their respective successors and assigns, or under any applicable Law or under any contract of any Indemnified Person with Corporation, its Subsidiaries and their respective successors and assigns. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the constating documents of Corporation or any Subsidiary or any contract between such Indemnified Person and Corporation or any of its Subsidiaries shall survive the Effective Time, be transferred and assumed in accordance with the Plan of Arrangement, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(6)
This Section 4.11 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on Corporation and Purchaser and their successors and assigns, and, for such purpose, Corporation and Purchaser hereby confirm that they are acting as agent on behalf of the Indemnified Persons.

Section 4.12	Employees

(1)
From and after the Effective Time, Purchaser shall honour and perform, or cause Corporation and its Subsidiaries to honour and perform, all of the obligations of Corporation and its Subsidiaries under employment and other agreements (including any change of control policy disclosed in the Corporation Disclosure Letter) with current or former employees, and for a period of 24 months following the Effective Time shall provide Corporation Employees with benefits and total compensation that are substantially equivalent to or better than those provided by Corporation and its Subsidiaries under the Employee Plans; provided that no provision of this Section 4.12 shall give any Corporation Employees any right to continued employment or impair in any way the right of Corporation and its Subsidiaries (or successors, assigns and transferees) to terminate the employment of any Corporation Employee.

(2)
If Corporation, any of its Subsidiaries or Purchaser or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and, if applicable, shall not be the continuing or surviving corporation or entity, or (ii) transfer all or substantially all of its properties and assets to any Person or Persons (including as part of the Arrangement), then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of Corporation, its Subsidiaries or Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 4.12.

Section 4.13	TSX and NYSE De-listing

Purchaser and Corporation shall use their commercially reasonable efforts to cause the Common Shares to be de-listed from the TSX and the NYSE promptly, with effect immediately following the acquisition by Purchaser of the Common Shares pursuant to the Arrangement.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Non-Solicitation

(1)	Except as expressly provided in this Article 5, Corporation shall not, directly or indirectly, through any of its Representatives or affiliates, or otherwise, and shall not permit any such Person to:

(a)
solicit, initiate, knowingly encourage or otherwise knowingly facilitate, (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal;

(b)
enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; or

(e)
approve or recommend any Acquisition Proposal or enter into, or publicly propose to accept or enter into, any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in Section 5.3).

(2)
Corporation shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute an Acquisition Proposal, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information regarding Corporation and its Subsidiaries; and

(b)
to the extent that such information has not previously been returned, promptly request the return or destruction of all copies of any confidential information regarding Corporation or any Subsidiary provided to any Person other than Purchaser, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights or entitlements.

(3)
Corporation undertakes to seek to enforce, or cause its Subsidiaries to seek to enforce, all standstill restrictions that it or any of its Subsidiaries have entered into prior to the date hereof and Corporation covenants and agrees not to release any Person from, or waive such Person's obligations respecting Corporation, under any standstill restriction to which Corporation is a party (it being acknowledged by Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)), except to allow such Person to make an Acquisition Proposal confidentially to the Board.

(4)
Nothing contained in this Article 5 shall prohibit the Board from making a Change in Recommendation prior to the Effective Time if, the Board, after consultation with Corporation's outside counsel, has determined in good faith that such action is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under Law.

Section 5.2	Notification of Acquisition Proposals

(1)
If Corporation or any of its Subsidiaries or any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request, in connection with an Acquisition Proposal, for copies of, access to, or disclosure of, confidential information relating to Corporation or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Corporation or any Subsidiary, Corporation shall promptly notify Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)
such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request; and

(b)
the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

(2)	Corporation shall keep Purchaser informed of the status and material details of any such inquiry, proposal or offer and answer Purchaser's reasonable questions with respect thereto.

Section 5.3	Responding to an Acquisition Proposal

(1)
Notwithstanding Section 5.1, or any other agreement between the Parties or between Corporation and any other Person, including without limitation the Confidentiality Agreement, if at any time, prior to obtaining the approval by Shareholders of the Arrangement Resolution, Corporation receives a bona fide written Acquisition Proposal, Corporation may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Corporation or its Subsidiaries that has been previously or concurrently provided to Purchaser, if:

(a)
the Board first determines in good faith, after consultation with Corporation’s outside counsel and financial advisers, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)	Corporation has been, and continues to be, in compliance with its obligations under this Article 5;

(c)
prior to or concurrently with providing any such copies, access, or disclosure, Corporation enters into a confidentiality and standstill agreement with such Person that contains terms that are no more favourable to such person than those found in the Confidentiality Agreement; and

(d)	Corporation promptly provides Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(c).

Section 5.4	Right to Match

(1)
If Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by Shareholders, the Board may make a change in recommendation and approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	Corporation has been, and continues to be, in compliance with its obligations under this Article 5;

(b)
Corporation has delivered to Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and that, in its good faith judgment (after consultation with Corporation’s outside counsel), failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties under applicable Laws, and of the intention of the Board to approve, recommend or enter into a definitive agreement  with respect to such Superior Proposal (the "Superior Proposal Notice");

(c)	Corporation has provided Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(d)
at least five Business Days (the "Matching Period") have elapsed from the later of the date on which Purchaser received the Superior Proposal Notice or the date on which Corporation delivered the materials set out in Section 5.4(1)(c);

(e)
Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(2) and the Board has determined in good faith, after consultation with Corporation's outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Purchaser under Section 5.4(2); and

(f)
prior to or concurrently with making a Change in Recommendation and entering into such definitive agreement Corporation terminates this Agreement pursuant to Section 7.2(1)(c)(ii) [Superior Proposal] and pays the Termination Fee pursuant to Section 8.2.

(2)
During the Matching Period, or such longer period as Corporation may approve (in its sole discretion) in writing for such purpose: (a) Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; (b) the Board shall review any such offer made by Purchaser to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (c) Corporation shall negotiate in good faith with Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Corporation shall promptly so advise Purchaser and Corporation and Purchaser shall amend this Agreement to reflect such offer made by Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)
Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and Purchaser shall be afforded a new three Business Day Matching Period from the date on which Purchaser received the Superior Proposal Notice for the new Superior Proposal from Corporation.

(4)
If Corporation provides a Superior Proposal Notice to Purchaser after a date that is less than ten Business Days before the Meeting, Corporation shall be entitled to and shall upon request from Purchaser acting reasonably postpone the Meeting to a date that is not more than fifteen Business Days after the scheduled date of the Meeting.

(5)	Nothing contained in this Article 5 shall prohibit the Board from:

(a)
responding through a directors' circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that Corporation shall provide Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure; or

(b)
calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

ARTICLE 6

CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by Shareholders at the Meeting in accordance with the Interim Order.

(b)
Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either Corporation or Purchaser, each acting reasonably, on appeal or otherwise.

(c)	Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained, and each such Key Regulatory Approval is in force and has not been rescinded.

(d)	No Legal Action. There is no action or proceeding pending by any Governmental Entity under Antitrust Laws in any jurisdiction or the Investment Canada Act that is reasonably likely to:

(i)
cease trade, enjoin, prohibit or impose any limitations, damages, or conditions on, Purchaser’s ability to acquire, hold or exercise full common rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(ii)
prohibit or restrict the Arrangement or the ownership or operation by Purchaser of any material portion of the business or assets of Corporation or any of its Subsidiaries or compel Purchaser to dispose of or hold separate any material portion of the business or assets of Corporation and any of its Subsidiaries (on a consolidated basis), except for actions and proceedings that individually or in the aggregate would not reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, capitalization, financial condition or liabilities of Corporation and its Subsidiaries (on a consolidated basis) or of Purchaser, Guarantors and Corporation and their respective Subsidiaries and parent entities (on a combined and consolidated basis); or

(iii)
prevent the consummation of the Arrangement or, if the Arrangement is consummated would reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, capitalization, financial condition or liabilities of Corporation and its Subsidiaries (on a consolidated basis) or of Purchaser, Guarantors and Corporation and their respective Subsidiaries and parent entities (on a combined and consolidated basis).

(e)
Illegality. No Law (other than in connection with the Key Regulatory Approvals) is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Corporation or Purchaser from consummating the Arrangement.

(f)	Nordion Act Amendments. The Proposed Amendments, or substantially similar amendments to the Nordion Act, have received Royal Assent in accordance with the Royal Assent Act and have come into force.

Section 6.2	Additional Conditions Precedent to the Obligations of Purchaser

Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Purchaser and may only be waived, in whole or in part, by Purchaser in its sole discretion:

(a)
Representations and Warranties. The representations and warranties of Corporation set forth in this Agreement are true and correct in all respects (without regard to any materiality or "Material Adverse Effect" qualifications contained therein) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date and except for the representations and warranties in section 6 of Schedule C [Capitalization], as they relate to Corporation, Laboratoires Nordion Inc. and Nordion (Canada) Inc., which shall be true and correct in all respects other than de minimis inaccuracies and except for changes due to the exercise of options outstanding at the date hereof), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, and Corporation has delivered a certificate confirming same to Purchaser, executed by two senior officers of Corporation (in each case without personal liability) addressed to Purchaser and dated the Effective Date.

(b)
Performance of Covenants. Corporation has fulfilled or complied in all material respects with each of the covenants of Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Purchaser, executed by two senior officers of Corporation (in each case without personal liability) addressed to Purchaser and dated the Effective Date.

(c)	Dissent Rights. Dissent Rights have not been exercised with respect to more than 7% of the issued and outstanding Common Shares.

(d)
Deposit of Redemption Consideration and Amount to Pay Options, DSUs and RSUs. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), Corporation has deposited or caused to be deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to Corporation and Purchaser, acting reasonably) in accordance with Section 2.10 the funds required to satisfy in aggregate (i) Corporation's obligation to fund the Redemption Consideration and (ii) all amounts payable on account of Options, DSUs and RSUs as provided for in Section 2.7 and in the Plan of Arrangement and the Depositary has confirmed to Purchaser receipt of such funds.

Section 6.3	Additional Conditions Precedent to the Obligations of Corporation

Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Corporation and may only be waived, in whole or in part, by Corporation in its sole discretion:

(a)
Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement are true and correct in all respects (without regard to any materiality or "Material Adverse Effect" qualifications contained therein) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impede completion of the Arrangement, and Purchaser has delivered a certificate confirming same to Corporation, executed by two senior officers of Purchaser (in each case without personal liability) addressed to Corporation and dated the Effective Date.

(b)
Performance of Covenants. Purchaser has fulfilled or complied in all material respects with each of the covenants of Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Corporation, executed by two senior officers of Purchaser (in each case without personal liability) addressed to Corporation and dated the Effective Date.

(c)
Deposit of Purchaser Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), Purchaser has deposited or caused to be deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to Corporation and Purchaser, acting reasonably) in accordance with Section 2.9 the funds required to effect payment in full of the aggregate Purchaser Consideration to be paid pursuant to the Arrangement.

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued.

ARTICLE 7

TERM AND TERMINATION

Section 7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either Corporation or Purchaser if:

(i)	No Required Approval by Shareholders. The Required Approval is not obtained at the Meeting in accordance with the Interim Order;

(ii)
Illegality. After the date of this Agreement, any Law (including in connection with the Key Regulatory Approvals) is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Corporation or Purchaser from consummating the Arrangement, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) [Illegality] if the illegality has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)
Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement, provided further that, in the event that each of the conditions set forth in Section 6.1, Section 6.2 and Section 6.3, other than the conditions set forth in Section 6.1(c) or Section 6.1(f), shall have been satisfied or waived or are reasonably capable of being satisfied as of such date, such date shall automatically be extended for an additional three-month period.

(c)	Corporation if:

(i)
Breach of Representation or Warranty or Failure to Perform Covenant. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.10; provided that Corporation is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(a) [Corporation Representations and Warranties Condition] or Section 6.2(b) [Corporation Covenants Condition] not to be satisfied;

(ii)
Superior Proposal. Prior to the approval by Shareholders of the Arrangement Resolution, the Board authorizes Corporation to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal, provided Corporation is then in compliance with Article 5 and, prior to or concurrent with such termination, Corporation pays the Termination Fee in accordance with Section 8.2; or

(iii)
Financing Failure. (A) The conditions set forth in Section 6.1 and Section 6.2 (other than conditions that by their nature are to be satisfied at the Effective Time) have been satisfied or waived by Purchaser, (B) Corporation has delivered a notice to Purchaser pursuant to this Section 7.2(1)(c)(iii), including a statement that the conditions set forth in Section 6.3 (other than conditions that by their nature are to be satisfied at the Effective Time, including Section 6.3(c)) have been satisfied or waived by Corporation, (C) the Corporation is able to pay the Redemption Consideration, and (D) the Arrangement has not been consummated within three Business Days after the delivery of such notice as a result of the failure by Purchaser to complete the transactions contemplated by this Agreement as required by Section 2.9.

(d)	Purchaser if:

(i)
Breach of Representation or Warranty or Failure to Perform Covenant. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Corporation under this Agreement occurs that would cause any condition in Section 6.2(a) [Corporation Representations and Warranties Condition] or Section 6.2(b) [Corporation Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.10; provided that Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied; or

(ii)
Change in Recommendation or Superior Proposal. (a) The Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five Business Days after having been requested in writing by Purchaser to do so, the Board Recommendation, (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten (10) Business Days after the formal announcement thereof shall not be considered a Change in Recommendation) (a "Change in Recommendation"), (b) the Board approves, recommends or authorizes Corporation to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) concerning a Superior Proposal, or (c) any wilful and material breach by the Corporation of Article 5.

Section 7.3	Effect of Termination/Survival

(1)
If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that in the event of termination under Section 7.2, this Section 7.3, Section 8.2 through to and including Section 8.18, Section 2.4(5), Section 4.3(7), Section 4.5(3), Section 4.6(3) and Section 4.7(3) and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive, and provided further that, subject to Section 8.5(3), no Party shall be relieved of any liability for any wilful and material breach by it of this Agreement. Upon the Arrangement becoming effective, Section 4.11 shall survive for a period of six years following such termination and Section 4.12 shall survive for a period of 24 months following such termination.

(2)
As used in this Section 7.3 and Section 7.2(1)(d)(ii)(c), "wilful and material breach" means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	modify any mutual conditions contained in this Agreement.

provided that such amendment or variation does not (i) invalidate any required Shareholders approval of the Arrangement, or (ii) after the holding of the Meeting, results in an adverse change in the form or value of Consideration payable to Shareholders pursuant to the Arrangement or delay the date of payment of such Consideration. Notwithstanding anything to the contrary set forth in this Agreement, the Financing Source Sections (in each case, together with any related definitions and other provisions of this Agreement to the extent an amendment, modification, supplement or waiver would serve to modify the substance of such Sections) may not be amended, modified, supplemented or waived in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

Section 8.2	Termination Fees

(1)
Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event or Reverse Termination Fee Event occurs, Corporation shall pay Purchaser the Termination Fee in accordance with Section 8.2(3) or Purchaser shall pay Corporation the Reverse Termination Fee in accordance with Section 8.3, as applicable. For greater certainty, a Party shall not be required to pay the Termination Fee or Reverse Termination Fee, as applicable, more than once.

(2)	For the purposes of this Agreement, "Termination Fee" means $12 million and "Termination Fee Event" means the termination of this Agreement:

(a)	by Purchaser, pursuant to Section 7.2(1)(d)(ii)(a) or Section 7.2(1)(d)(ii)(b) [Change in Recommendation or Superior Proposal];

(b)	by Corporation, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal]; or

(c)
(A) by Corporation pursuant to Section 7.2(1)(b)(iii) [Occurrence of Outside Date], in circumstances other than as a result of the condition set forth in Section 6.1(c) [Key Regulatory Approvals] or Section 6.1(e) [Illegality], as applicable, not being satisfied as a result of the Key Regulatory Approvals having not been obtained, and provided that Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition], as applicable, not to be satisfied, (B) by Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Corporation], (C) by either Corporation or Purchaser pursuant to Section 7.2(1)(b)(i) [No Required Approval by Shareholders], or (D) by Purchaser pursuant to Section 7.2(1)(d)(ii)(c) [Changing Recommendation or Superior Proposal—Breach] if:

(i)
prior to such termination but after the date hereof, an Acquisition Proposal is made or publicly announced by any Person other than Purchaser or any of its affiliates or any such Person shall have publicly announced an intention to do so; and

(ii)
within 180 days following the date of such termination, (i) such Acquisition Proposal is consummated, or (ii) Corporation or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of such Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within 180 days after such termination).

For purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "50% or more" and, for greater certainty, any distribution of cash, stock or assets to Shareholders by Corporation (by way of dividend, reduction of capital or otherwise), stock buy-back or any similar transactions by Corporation shall be deemed not to constitute an Acquisition Proposal.

(3)	The Termination Fee shall be paid by Corporation to Purchaser as follows, by wire transfer of immediately available funds, if a Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(2)(a), within two Business Days of the occurrence of such Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(2)(b), prior to or concurrently with the occurrence of such Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.2(2), on or prior to the consummation of the Acquisition Proposal.

(4)
Where Purchaser Expenses have been paid by Corporation to Purchaser in accordance with Section 8.4, any Termination Fee payable by Corporation in accordance with this Section 8.2 shall be reduced by the amount of the Purchaser Expenses actually paid to Purchaser.

Section 8.3 Reverse Termination Fees

In the event that this Agreement is terminated by Corporation pursuant to either Section 7.2(1)(c)(i) [Breach of Representations and Warranties by Purchaser] or Section 7.2(1)(c)(iii) [Financing Failure] (a "Reverse Termination Fee Event") then, Purchaser shall pay or cause to be paid to Corporation by wire transfer in immediately available funds to an account designated by Corporation an amount equal to $24 million within two Business Days of such termination (the "Reverse Termination Fee").

Section 8.4 Purchaser Expenses

(1)
In the event that this Agreement is terminated by Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Corporation], Corporation shall reimburse Purchaser for the Purchaser Expenses actually incurred in connection with this Agreement. The Purchaser Expenses shall be paid by Corporation to Purchaser, by wire transfer of immediately available funds within two Business Days of such termination.

(2)
Notwithstanding Section 8.4(1), in the event that any Termination Fee becomes payable by Corporation to Purchaser in accordance with Section 8.2, the amount of any Purchaser Expenses paid in accordance with Section 8.4(1) shall be deducted from the amount of the Termination Fee payable.

Section 8.5 Injunctive Relief, Specific Performance and Remedies

(1)
The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity. Notwithstanding anything to the contrary herein (including the immediately preceding two sentences), it is explicitly agreed that:

(a)
Corporation shall be entitled to seek specific performance of Purchaser's obligation to cause the Equity Financing to be funded and to fund its obligations pursuant to Section 2.9 only in the event that:

(i)
all conditions in Section 6.1 and Section 6.2 have been satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, cannot be satisfied until the Effective Time but are reasonably capable of being satisfied at the Effective Time) and Purchaser fails to consummate the Arrangement on the date on which the Effective Date should have occurred pursuant to Section 2.8(2);

(ii)
the financing provided for by the Term Loan Facility in the Financing Letters (or, if alternative financing is being used in accordance with Section 4.7 pursuant to the commitments with respect thereto) in an amount equal to at least (but no less than) the Debt Amount has been funded or will be funded on the Effective Date if the Equity Financing is funded at the Effective Date; and

(iii)
Corporation has irrevocably confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, it is ready, willing and able to consummate the Arrangement including payment of the Redemption Consideration and advance of the Corporation Loan, if applicable; and

(b)
Corporation shall be entitled to seek specific performance of Purchaser and Guarantors' obligation to enforce the terms of the Financing Letters, or if alternative financing is being used in accordance with Section 4.7, pursuant to the commitments with respect thereto (in each case, subject to the satisfaction of the conditions set forth in the Financing Letters or in the commitments in respect of such alternative financing, as applicable), but only in the event that (i) all conditions in Section 6.1 and Section 6.2 have been satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, cannot be satisfied until the Effective Time but are reasonably capable of being satisfied by the Effective Time) and Purchaser fails to consummate the Arrangement on the date on which the Effective Date should have occurred pursuant to Section 2.8(2), and (ii) Corporation has irrevocably confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, it is ready, willing and able to consummate the Arrangement including payment of the Redemption Consideration and advance of the Corporation Loan, if applicable.

(2)
Subject to the foregoing and the provisions in Section 8.5(3) below, each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the Parties further agree that (i) by seeking the remedies provided for in Section 8.5(1), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages), and (ii) nothing set forth in Section 8.5(1) shall require any Party hereto to institute any proceeding for (or limit any Party's right to institute any proceeding for) specific performance under Section 8.5(1) prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any legal action or legal proceeding pursuant to Section 8.5(1) or anything set forth in Section 8.5(1) restrict or limit any Party's right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

(3)
Each Party acknowledges that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the other Party would not enter into this Agreement, and that the amounts set out in Section 8.2 and Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which either Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the amounts set out in Section 8.2 or Section 8.3 are paid to a Party (or as it directs), no other amounts will be due and payable as damages or otherwise by the other Party, and such Party hereby accepts that such payments are the maximum aggregate amount that such Party shall be required to pay in lieu of any damages or any other payments or remedy which the other Party may be entitled to in connection with this Agreement or the transactions contemplated by this Agreement, provided, however, that this limitation shall not apply to any payments required to be made pursuant to Section 2.4(5), Section 4.3(7), Section 4.6(3) and Section 4.7(3). In the event of the termination of this Agreement by Corporation in accordance with Section 7.2(1)(c)(i) [Breach of Representations and Warranties by Purchaser] or Section 7.2(1)(c)(iii) [Financing Failure], the payment of the Reverse Termination Fee shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of Corporation and its affiliates against Purchaser, its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, general or limited partners, shareholders, managers, Financing Sources, members or agents for all breaches of any representation, warranty, covenant or agreement contained in this Agreement by Purchaser and the failure of the transactions contemplated herein to be consummated (including with respect to any loss suffered as a result of the failure of the Arrangement to be consummated or for a breach or failure to perform hereunder, in any case whether willfully, intentionally, unintentionally or otherwise). In the event of termination of this Agreement by Purchaser or Corporation in accordance with a Termination Fee Event, the payment of the Termination Fee pursuant to Section 8.2(2)(a), Section 8.2(2)(b) or Section 8.2(2)(c), as applicable, shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of Purchaser and its affiliates against Corporation, its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, general or limited partners, shareholders, managers, members or agents for all breaches of any representation, warranty, covenant or agreement contained in this Agreement by Corporation and the failure of the transactions contemplated herein to be consummated (including with respect to any loss suffered as a result of the failure of the Arrangement to be consummated or for a breach or failure to perform hereunder, in any case whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, while either Party may pursue both a grant of specific performance and the payment of the Termination Fee or Reverse Termination Fee, as applicable, under no circumstances shall either Party be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Termination Fee or Reverse Termination Fee, as applicable.

Section 8.6  Expenses

Except as otherwise provided for in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of Corporation incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.7 Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to Purchaser at:

883258 Canada Inc.
3 Parkway North Center, Suite 100N
Deerfield, Illinois
60019

Attention:	General Counsel
Telephone:                      (847) 607-6064
Facsimile:                      (630) 928-1703

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois
60654

Attention:                      Sanford E. Perl, P.C.
Telephone:                      (312) 862-2291
Facsimile:                      (312) 862-2200

Attention:                      Michael H. Weed, P.C.
Telephone:                      (312) 862-2118
Facsimile:                      (312) 862-2200

with a further copy to:

Gowling Lafleur Henderson LLP
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario

M5X 1G5

Attention:                      Paul H. Harricks
Telephone:                      (416) 369-7296
Facsimile:                      (416) 369-7250

(b)	to Guarantors at:

STHI Holding Corp.
3 Parkway North Center, Suite 100N
Deerfield, Illinois
60019

Attention:	General Counsel
Telephone:                      (847) 607-6064
Facsimile:                      (630) 928-1703

STHI Intermediate Holding Corp.
3 Parkway North Center, Suite 100N
Deerfield, Illinois
60019

Attention:	General Counsel
Telephone:                      (847) 607-6064
Facsimile:                      (630) 928-1703

Sterigenics International LLC
3 Parkway North Center, Suite 100N
Deerfield, Illinois
60019

Attention:	General Counsel
Telephone:                      (847) 607-6064
Facsimile:                      (630) 928-1703

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois
60654

Attention:                      Sanford E. Perl, P.C.
Telephone:                      (312) 862-2291
Facsimile:                      (312) 862-2200

Attention:                      Michael H. Weed, P.C.
Telephone:                      (312) 862-2118
Facsimile:                      (312) 862-2200

with a further copy to:

Gowling Lafleur Henderson LLP
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario

M5X 1G5

Attention:                      Paul H. Harricks
Telephone:                      (416) 369-7296
Facsimile:                      (416) 369-7250

(c)	to Corporation at:

Nordion Inc.
447 March Road
Ottawa, Ontario
K2K 1X8

Attention:	Grant Gardiner, Senior Vice President, General Counsel & Corporate Secretary
Telephone:                      (613) 592-3400
Facsimile:                      (613) 595-4599

with a copy to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. W.
40th Floor
Montréal, Québec
H3B 3V2

Attention:                      Maxime Turcotte
Telephone:                      (514) 397-2421
Facsimile:                      (514) 397-5421

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:30 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.8 Time of the Essence

Time is of the essence in this Agreement.

Section 8.9 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.10 Third Party Beneficiaries

(1)
Except as provided below or in Section 4.11 and Section 2.4(5) and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.10, including the Financing Sources, as the "Third Party Beneficiaries") and except for the rights of the Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose Corporation hereby confirms that it is acting as agent on behalf of the Shareholders), Corporation, Purchaser and Guarantors intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)
Despite the foregoing, Purchaser and Guarantors acknowledge to each of the Third Party Beneficiaries their direct rights against it under Section 4.6, Section 4.11 and Section 2.4(5) respectively of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, Corporation confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party other than a Third Party Beneficiary, without notice to or consent of that Person.

(3)
Each of Corporation, Purchaser and each of the Guarantors acknowledges to each Financing Source, as a Third Party Beneficiary, their direct rights against it under the Financing Source Sections, which are intended for the benefit of, and shall be enforceable by, each Financing Source, its heirs and its legal representatives.

Section 8.11 No Liability

No director or officer of Corporation or any of its affiliates or Subsidiaries shall have any personal liability whatsoever to Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Corporation or any of its affiliates or Subsidiaries. No director or officer of Purchaser shall have any personal liability whatsoever to Corporation under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Purchaser.

Section 8.12 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.13 Entire Agreement

This Agreement, together with the Confidentiality Agreement and the Corporation Disclosure Letter, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.14 Successors and Assigns

(1)
This Agreement becomes effective only when executed by Corporation and Purchaser. After that time, it will be binding upon and enure to the benefit of Corporation, Purchaser, Guarantors and their respective successors and permitted assigns (including as a result of the implementation of the Arrangement).

(2)
Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that Purchaser may assign all or any portion of its rights and obligations under this Agreement to any affiliate of Purchaser or Guarantors, including to permit such direct or indirect wholly-owned Subsidiary to acquire, instead of Purchaser, all or part of the Common Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement, but none of any such assignments shall (i) relieve Purchaser or any Guarantor of its obligations hereunder, (ii) impede, delay or prevent the receipt of any Regulatory Approvals or the satisfaction of any other conditions set forth in Article 6, or (iii) impede, delay or prevent the consummation of the Arrangement.

Section 8.15 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.16 Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)
Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(3)
Notwithstanding anything to the contrary in this Agreement, Corporation (on behalf of itself and its affiliates and its and their respective shareholders, directors, officers, representatives and agents) (i) hereby waives any and all rights or claims any of them may have against any Financing Source (whether based in contract, tort, fraud, strict liability, other laws or otherwise) arising under or related to this Agreement, the Financing, the Financing Letters or any related transaction, (ii) hereby agrees that no Financing Source shall have any liability or obligations of any kind (whether based in contract, tort, fraud, strict liability, other laws or otherwise) to Corporation, its affiliates and its and their respective shareholders, directors, officers, representatives and agents arising under or related to this Agreement, the Financing, the Financing Letters or any related transaction and (iii) hereby agrees that it shall not, and shall cause such affiliates, shareholders directors, officers, representatives and agents not to, institute any legal proceeding against any Financing Source (whether based in contract, tort, fraud, strict liability, other laws or otherwise) arising under or related to this Agreement, the Financing, the Financing Letters or any related transaction. Without limiting the foregoing provisions of this Section 8.16(3), and notwithstanding anything to the contrary in Section 8.16(2), each of the Parties further agrees that it will not bring or support any litigation of any kind against the Financing Sources (whether based in contract, tort, fraud, strict liability, other laws or otherwise) and arising under or related to this Agreement, the Financing, the Financing Letters or any related transaction in any forum other than any state or federal court sitting in The City of New York, Borough of Manhattan (and each further agrees that any such litigation involving any Financing Sources shall be governed by the laws of the State of New York, without giving effect to any conflicts of law principles which would result in the application of the laws of another jurisdiction) and each of the Parties irrevocably and unconditionally waives any right to a trial by jury in respect of any such litigation.

Section 8.17 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.18 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

Execution Copy

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

NORDION INC.
By:	(Signed) Steve West
Name: Steve West Title: Chief Executive Officer
8832528 CANADA INC.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Authorized Signatory
STHI HOLDING CORP.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Vice President, General Counsel and Secretary
STHI INTERMEDIATE HOLDING CORP.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Vice President, General Counsel and Secretary
STERIGENICS INTERNATIONAL LLC
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Vice President, General Counsel and Secretary

SCHEDULE A

PLAN OF ARRANGEMENT

See attached.

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"AmalCo" has the meaning set forth in Section 3.1(d).

"AmalCo Common Shares" means the common shares in the capital of AmalCo, having the rights and restrictions set forth in Schedule A.

"AmalCo Dissenting Common Shares" has the meaning set forth in Section 3.1(g)(ii).

"AmalCo Dissenting Preferred Shares" has the meaning set forth in Section 3.1(f)(ii).

"AmalCo Fractional Common Share" has the meaning set forth in Section 3.1(d)(iii).

"AmalCo Fractional Preferred Share" has the meaning set forth in Section 3.1(d)(iii).

"AmalCo Preferred Shares" means the preferred shares in the capital of AmalCo, having the rights and restrictions set forth in Schedule A.

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated March 28, 2014 among Purchaser, Guarantors and Corporation and any amendment thereto made in accordance with such Arrangement Agreement.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule "B" to the Arrangement Agreement.

"Articles of Arrangement" means the articles of arrangement of Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.

"Board" means the board of directors of Corporation as constituted from time to time.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Ottawa, Ontario.

"CBCA" means the Canada Business Corporations Act.

"CanadaCo" means Laboratories Nordion Inc.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"Common Shares" means the common shares in the capital of Corporation.

"Consideration" means $11.75 in cash per Common Share.

"Contemplated Reorganization Transaction" has the meaning ascribed thereto in the Arrangement Agreement.

"Corporation" means Nordion Inc.

"Corporation Loan" means a loan by the Corporation to Purchaser in the amount by which, if any, (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with Section 3.1(b) exceeds (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date) plus the amount of any available cash on hand as determined by Corporation in accordance with Section 2.10 of the Arrangement Agreement.

"Court" means the Ontario Superior Court of Justice (Commercial List).

"Depositary" means Canadian Stock Transfer Company Inc., as administrative agent for CIBC Mellon Trust Company.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Shares" means Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights.

"Dissent Rights" has the meaning specified in Section 4.1(a).

"Dissenting Shareholder" means a registered holder of Common Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder.

"DSUs" means, collectively, the outstanding deferred share units issued under the Equity Incentive Plan and under the DSU Director Plan.

"DSU Director Plan" means Corporation's amended and restated deferred share unit plan for non-executive directors of the Board, as approved by the Board on September 14, 2010 and amended on December 9, 2010.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Ottawa time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Equity Incentive Plan" means Corporation's amended and restated equity incentive plan, as approved by the Board on March 5, 2013.

"Final Order" means the final order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

"Guarantors" means, collectively, STHI Holding Corp., STHI Intermediate Holding Corp. and Sterigenics International LLC.

"Interim Order" means the interim order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Corporation and Purchaser, each acting reasonably.

"Letter of Transmittal" means the letter of transmittal to be sent by Corporation to Shareholders in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Purchaser.

"Nordion Act" means the Nordion and Theratronics Divestiture Authorization Act.

"Nordion Act Amendments" means the amendments to the Nordion Act which have received Royal Assent in accordance with the Royal Assent Act and have come into force as contemplated by Section 6.1(f) of the Arrangement Agreement.

"Nordion Articles" means the articles of Nordion Canada.

"Nordion Articles of Amalgamation" means the articles of amalgamation attached as Exhibit I (i) amending the Nordion Articles to reflect the Nordion Act Amendments, (ii) creating the AmalCo Common Shares and the AmalCo Preferred Shares and (iii) providing for the amalgamation of the Corporation, CanadaCo and Nordion Canada.

"Nordion Canada" means Nordion (Canada) Inc.

"Options" means the outstanding options to purchase Common Shares pursuant to the Stock Option Plan.

"Parties" means Corporation, Purchaser and each of the Guarantors and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement pursuant to Section 192 of the CBCA, as amended, restated, varied, modified or supplemented from time to time, in accordance with the terms herein.

"PUC Amount" means Cdn$323,699,460.

"Purchaser" means 8832528 Canada Inc.

"Purchaser Consideration" means an amount equal to the Consideration less the Redemption Consideration.

"Redemption Amount" means an amount equal to the lesser of (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with Section 3.1(c); and (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date).

"Redemption Consideration" means an amount equal to the quotient obtained by dividing the Redemption Amount by the number of Common Shares issued and outstanding at the Effective Time.

"Reorganization Documents" means the documents giving effect, as at the Effective Time, to any Contemplated Reorganization Transaction in accordance with Section 4.6 of the Arrangement Agreement.

"RSUs" means the outstanding restricted share units issued under the Equity Incentive Plan.

"Shareholders" means the registered or beneficial holders of the Common Shares, the AmalCo Common Shares or the AmalCo Preferred Shares as the context requires.

"Stock Option Plan" means, collectively, Corporation's stock option plan, as amended and approved by the Board on March 5, 2013 and the stand-alone inducement stock option plan dated January 24, 2013.

"Subsidiary" has the meaning specified in National Instrument 45-106 Prospectus and Registration Exemptions.

"Tax Act" means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, from time to time.

"Total Consideration" means an amount equal to the number of Common Shares issued and outstanding at the Effective Time multiplied by the Consideration.

Section 1.2	Currency

All references to United States dollars, or to $, are expressed in United States dollars. All references to Cdn$ are expressed in Canadian dollars.

Section 1.3	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

Section 1.4	Certain Phrases, etc.

The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation", (ii) "the aggregate of", or a phrase of similar meaning means "the aggregate, without duplication, of," and (iii) "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Plan of Arrangement.

Section 1.5	References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal representatives and successors.

Section 1.6	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.7	Non-Business Days

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

Section 1.8	Time References

References to time are to local time, Ottawa, Ontario.

ARTICLE 2

BINDING EFFECT

Section 2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective, and be binding on Purchaser, Guarantors, Corporation, CanadaCo, Nordion Canada, AmalCo, the Shareholders, the holders of Options, RSUs and DSUs and the Depository in each case at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

Section 3.1	Steps to the Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following order without any further authorization, act or formality:

(1) first, if applicable, Corporation shall advance to Purchaser the Corporation Loan;

(2) second, each outstanding Option, DSU and RSU shall be deemed to have been vested;

(3) third, the following transactions shall occur simultaneously:

(a) each outstanding Option with an exercise price per Common Share lower than the Consideration (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired and cancelled by Corporation in exchange for a cash payment equal to the Consideration, less the applicable exercise price per Common Share in respect of such Option;

(b) each outstanding Option with an exercise price per Common Share equal to or greater than the Consideration (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired or cancelled by Corporation without any consideration; and

(c) each outstanding RSU and DSU shall be acquired or cancelled by Corporation in exchange for a cash payment equal to the amount of the Consideration;

(4) fourth, Corporation, CanadaCo and Nordion Canada shall amalgamate with the same effect as under Section 184 of the CBCA (as so amalgamated, "AmalCo"), such that:

(a) the Nordion Articles of Amalgamation shall be the articles of amalgamation of AmalCo;

(b) Nordion (Canada) Inc. shall be the name of AmalCo;

(c) each issued and outstanding Common Share shall be cancelled and exchanged for (A) a fraction of an AmalCo Preferred Share equal to the quotient obtained by dividing the Redemption Amount by the Total Consideration (each such fraction of a share, an "AmalCo Fractional Preferred Share") and (B) a fraction of an AmalCo Common Share equal to 1 minus the fraction equal to an AmalCo Fractional Preferred Share (each such fraction of a share, an "AmalCo Fractional Common Share");

(d) there shall be added to the stated capital and the paid-up capital of the AmalCo Preferred Shares an amount equal to the Redemption Amount (as converted to Canadian dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date);

(e) there shall be added to the stated capital and the paid-up capital of the AmalCo Common Shares an amount equal to the difference between the PUC Amount and the amount added to the stated capital and the paid-up capital of the AmalCo Preferred Shares pursuant to (iii) above; and

(f) the shares of CanadaCo and Nordion Canada shall be cancelled without any repayment of capital in respect thereof;

(5) fifth, the Reorganization Documents shall become effective and Amalco shall implement the actions provided therein;

(6) sixth, the following transactions shall occur simultaneously:

(a) AmalCo shall redeem all of the AmalCo Preferred Shares, other than the AmalCo Dissenting Preferred Shares, pursuant to which each AmalCo Fractional Preferred Share shall be cancelled by AmalCo in exchange for a cash payment equal to the amount of the Redemption Consideration for each AmalCo Fractional Preferred Share and the name of each Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(b) all AmalCo Preferred Shares held by Dissenting Shareholders (the "AmalCo Dissenting Preferred Shares") shall be deemed to have been redeemed and cancelled by Corporation in accordance with Section 4.1 and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Preferred Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in Section 4.1; and (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(7) seventh, the following transactions shall occur simultaneously:

(a) each AmalCo Fractional Common Share, other than the AmalCo Dissenting Common Shares, shall, without any further action by or on behalf of a Shareholder, be assigned and transferred by the Shareholder thereof to Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the amount of the Purchaser Consideration for each AmalCo Fractional Common Share and (A) the name of each such Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (B) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and

(b) all AmalCo Common Shares held by Dissenting Shareholders (the "AmalCo Dissenting Common Shares") shall be deemed to have been transferred (free and clear of all Liens) to Purchaser in accordance with Section 4.1, and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Common Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in Section 4.1; (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (C) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares;

(8) eighth, each of the Stock Option Plan, DSU Director Plan and Equity Incentive Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect).

In no event shall any Shareholder (excluding Dissenting Shareholders entitled to be paid fair value in accordance with Section 4.1(b)(i)), be entitled to receive more than an aggregate of $11.75 in cash in respect of each Common Share held immediately prior to the occurrence of the steps set out in this Section 3.1.

Section 3.2	Payment of Consideration

(1) At or immediately prior to the Effective Time, Corporation shall deposit or cause to be deposited with the Depositary:

(a) the aggregate amount of cash the holders of Options, RSUs and DSUs are entitled to receive under the Arrangement, and upon the effective time provided for in Section 3.1(c), such amounts shall in each case be held by the Depositary as agent and nominee for, and for the benefit of, the former holders of Options, RSUs and DSUs, respectively, for distribution to such former holders in accordance with the provisions of Article 5;

(b) the aggregate amount of cash equal to the Redemption Amount (calculated without reference to whether any Shareholder has exercised Dissent Rights) provided for in Section 3.1(d), and, upon the effective time provided for in Section 3.1(d), such amounts shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5; and

(c) if applicable, the aggregate amount of cash equal to the amount of the Corporation Loan to satisfy the payment of a portion of the Purchaser Consideration provided for in Section 3.1(g), and, upon the effective time provided for in Section 3.1(g), such amount shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5.

(2) At or immediately prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary the aggregate amount of cash to satisfy the payment of the aggregate Purchaser Consideration (calculated without reference to whether any Shareholder has exercised Dissent Rights but taking into account the amount of the Corporation Loan, if any) provided for in Section 3.1(g), and, upon the effective time provided for in Section 3.1(g), such amounts shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5.

ARTICLE 4

RIGHTS OF DISSENT

Section 4.1	Rights of Dissent

(1) Shareholders who are registered holders of Common Shares may exercise rights of dissent with respect to their Common Shares pursuant to and in the manner set forth in Section 190 of the CBCA and this Section 4.1  (the "Dissent Rights") in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corporation before 5:00 p.m. on the Business Day preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2) Dissent Shares held by Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have been cancelled by AmalCo in exchange for AmalCo Common Shares and AmalCo Preferred Shares as provided in Section 3.1(d)(iii) and such AmalCo Preferred Shares and AmalCo Common Shares shall be deemed to have been, respectively, (i) redeemed and cancelled as provided in Section 3.1(f)(ii) and (ii) transferred (free and clear of all Liens) to Purchaser as provided in Section 3.1(g(ii) , and if such Dissenting Shareholders:

(a) ultimately are entitled to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be entitled to be paid the fair value of such Dissent Shares by Purchaser and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissent Shares; or

(b) ultimately are not entitled, for any reason, to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement and shall be deemed to have transferred each of their Dissent Shares to Purchaser in exchange for the Consideration.

Section 4.2	Recognition of Dissenting Shareholders

(1) In no circumstances shall Corporation, AmalCo, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(2) In no case shall Corporation, AmalCo, Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the Effective Time and the names of such Dissenting Shareholders shall be removed from the registers of Shareholders maintained by or on behalf of AmalCo at the Effective Time.

ARTICLE 5

PAYMENT AND CERTIFICATES

Section 5.1	Delivery of Consideration

(1) Upon the surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Common Shares together with a duly completed and executed Letter of Transmittal (it being understood that AmalCo Preferred Shares and AmalCo Common Shares will be evidenced by the certificates evidencing Common Shares as no certificates will be issued in accordance with Section 3.1(d)(ii)), and such additional documents and instruments as the Depositary may reasonably require, the Shareholder surrendering such certificate shall be entitled to receive in exchange for each Common Share represented thereby, and the Depositary shall, in exchange, deliver to the applicable Shareholder as soon as practicable and in accordance with Section 3.1(f) , a cheque (or other form of immediately available funds) representing the cash amount that such Shareholder is entitled to receive under the Arrangement, less any amounts withheld pursuant to Section 5.3.

(2) As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of Corporation to each holder of Options, RSUs and DSUs, in accordance with Section 3.1(c), a cheque (or other form of immediately available funds) representing the cash amount that such holder of Options, RSUs or DSUs is entitled to receive under the Arrangement, as applicable, less any amounts withheld pursuant to Section 5.3.

(3) Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented outstanding Common Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 3.1, to represent only the right to receive upon such surrender cash in lieu of such certificate as contemplated in Section 3.1. Any such certificate formerly representing outstanding Common Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Corporation, AmalCo, Purchaser or any other Person.

(4) Any payment made by way of cheque by the Depositary on behalf of Corporation, AmalCo or Purchaser, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any Shareholder or holder of Options, RSUs or DSUs to receive the consideration for any Common Shares, Options, RSUs or DSUs pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or Corporation, as the case may be, for no consideration and shall cease to represent a right or claim of any kind or nature.

(5) No Shareholder or holder of Options, RSUs or DSUs shall be entitled to receive any consideration with respect to Common Shares, Options, RSUs or DSUs other than the consideration to which such Shareholder or holder of Options, RSUs or DSUs is entitled to receive in accordance with Section 3.1, and no such Shareholder or holder of Options, RSUs or DSUs shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, subject to complying with Section 5.1 or 5.2, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Common Shares, Options, RSUs or DSUs with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Common Shares, Options, RSUs or DSUs.

Section 5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 3.1(e), shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the cash amount which such holder is entitled to receive pursuant to Section 3.1(f), net of amounts required to be withheld pursuant to Section 5.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Corporation, Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3	Withholding Rights

Each of Purchaser, AmalCo, Corporation, the Depositary or any other Person that makes a payment hereunder shall be entitled to (i) deduct and withhold from any consideration otherwise payable to any Shareholder or holder of Options, RSUs or DSUs under this Plan of Arrangement, such amounts as Purchaser, AmalCo, Corporation or the Depositary is directed to deduct and withhold or required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, subject to the provisions of any applicable income tax treaty between Canada and the country where the Shareholder or holder of Options, RSUs or DSUs is resident, and (ii) remit such deduction or withholding amount to or for remittance to the appropriate Governmental Entity. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes as having been paid to the Shareholder or holder of Options, RSUs or DSUs, as applicable, in respect of which such deduction and withholding was made.

Section 5.4	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Options, RSUs and DSUs issued prior to the Effective Time, (ii) the rights and obligations of the holders of Common Shares, Options, RSUs and DSUs, Corporation, AmalCo, Purchaser and the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Options, RSUs and DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

Section 6.1	Amendments to Plan of Arrangement

(1) Corporation and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Purchaser (in the case of an amendment, modification or supplement by Corporation) or Corporation (in the case of an amendment, modification or supplement by Purchaser), (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Corporation in accordance with the Arrangement Agreement at any time prior to the Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of Corporation and Purchaser, and (ii) if required by the Court, it is approved by Shareholders voting in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interests of any Shareholders or holders of Options, RSUs or DSUs and such amendment, modification or supplement to the Plan of Arrangement need not be filed with the Court or communicated to former Shareholders.

ARTICLE 7

FURTHER ASSURANCES

Section 7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement and shall become effective without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A

[AmalCo Common Shares and AmalCo Preferred Shares rights and restrictions to be attached to the Nordion Articles of Amalgamation]

I.	The common shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)
Voting. Each common share shall entitle the holder thereof to receive notice of any meeting of shareholders of Corporation, to attend such meetings and to one (1) vote at all meetings of the shareholders of the Corporation.

(b)
Dividends. The holders of the common shares shall be entitled to receive during each year, as and when declared by the board of directors, dividends payable in money, property or by the issue of fully paid shares of the capital of the Corporation.

(c)
Liquidation, etc. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.

(d)	Fractions. The common shares may be issued in fractions at any time and from time to time.

II.	The preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(e)
Non-Voting. Subject to the provisions of the CBCA or as otherwise provided herein, the holders of the preferred shares shall not be entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Corporation.

(f)
Dividends. The holders of the preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the common shares or any other shares ranking junior to the preferred shares, non-cumulative dividends at a fixed rate of one third of one percent (1/3 of 1%) per month calculated on the Redemption Price (as hereinafter defined in paragraph II(f) of each such share, payable in money, property or by the issue of fully paid shares of any class of the share capital of the Corporation. The holders of the preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(g)
Liquidation, etc. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the preferred shares shall be entitled to receive for each preferred share, in preference and priority to any distribution of the property of the Corporation to the holders of the common shares or to any other shares ranking junior to the preferred shares, an amount equal to the Redemption Price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property of the Corporation.

(h)
Redemption by Corporation. The Corporation may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding preferred shares on payment for each preferred share to be redeemed at the Redemption Price plus all declared and unpaid dividends thereon.

(i)
Purchase for Cancellation. The Corporation may purchase for cancellation at any time all, or from time to time any part, of the preferred shares outstanding, by private contract at any price, or by invitation for tenders addressed to all the holders of the preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof. If less than all of the preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(j)
Redemption Price. For the purposes of the foregoing paragraphs II(b), (c), (d) and (e) the "Redemption Price" of each whole preferred share shall be an amount equal to the quotient obtained by dividing (i) the Redemption Amount by (ii) the number of preferred shares issued and outstanding at each time.

(k)
No Change. No change to any of the provisions of paragraphs II(a) to (f) or of this paragraph (g) shall have any force or effect until it has been approved by a majority of not less than two thirds (2/3) of the votes cast by the holders of the preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the preferred shares, in addition to any other approval required by the CBCA.

(l)	Fractions. The preferred shares may be issued in fractions at any time and from time to time.

Interpretation

"Plan of Arrangement" means and refers to the plan of arrangement, made in accordance with the Arrangement Agreement dated March 28, 2014, entered into by Nordion Inc., STHI Holding Corp., STHI Intermediate Holding Corp., Sterigenics International LLC and 8832528 Canada Inc., subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

The items not otherwise defined herein have the meaning ascribed to them in the Plan of Arrangement.

Exhibit I

[Nordion Articles of Amalgamation to be attached in accordance with the Arrangement Agreement]

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") of Corporation ("Corporation"), as more particularly described and set forth in the management proxy circular (the "Circular") dated ● of Corporation accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement (the "Arrangement Agreement") made as of March 28, 2014 between Corporation, Purchaser and the Guarantors, is hereby authorized, approved and adopted.

2.
The plan of arrangement of Corporation (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the "Plan of Arrangement")), the full text of which is set out in Appendix "●" to the Circular, is hereby authorized, approved and adopted.

3.
The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of Corporation in approving the Arrangement Agreement, and (iii) actions of the directors and officers of Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.
Corporation be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.
Any officer or director of Corporation is hereby authorized and directed for and on behalf of Corporation to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.
Any officer or director of Corporation is hereby authorized and directed for and on behalf of Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF CORPORATION

1.	Organization and Qualification.

Corporation is a corporation duly incorporated and validly existing under the Laws of Canada and has the corporate power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Corporation is duly qualified, licensed or registered to conduct its business as it is now conducted and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.	Corporate Authorization.

Corporation has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by Corporation of this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Corporation and no other corporate proceedings on the part of Corporation are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the Board of the Circular, approval by the Shareholders in the manner required by the Interim Order and Law and approval by the Court.

3.	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by Corporation, and constitutes a legal, valid and binding agreement of Corporation enforceable against it in accordance with its terms subject only to any limitation under Law relating to bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Governmental Authorization.

The execution, delivery and performance by Corporation of this Agreement and the consummation by Corporation of the Arrangement do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Regulatory Approvals; (v) compliance with Securities Law and stock exchange rules and policies; and (vi) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

5.	No Conflict/ Non-Contravention.

The execution, delivery and performance by Corporation of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	violate, conflict with or result in a breach of any of the articles, by-laws or other Constating Documents of Corporation or any of its Subsidiaries;

(b)
except as disclosed in Section 5(b) of the Corporation Disclosure Letter, allow any Person to exercise any rights or require any consent by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Corporation is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which Corporation or any of its Subsidiaries is a party or by which Corporation or any of its Subsidiaries is bound.; or

(c)
subject to the receipt of the Regulatory Approvals and except for compliance with applicable Securities Laws and stock exchange rules and policies, violate, conflict with or result in a breach of any Law applicable to Corporation or any of its Subsidiaries;

with such exceptions, in the case of paragraphs (b) and (c), as would not be reasonably expected to individually or in the aggregate have a Material Adverse Effect.

6.	Capitalization.

(a)
The authorized capital of Corporation consists of an unlimited number of Common Shares. As of the close of business on the date of this Agreement, there were issued and outstanding 61,909,301 Common Shares. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable.

(b)
Section 6(b) of the Corporation Disclosure Letter sets forth, in respect of each Option outstanding as of the date of this Agreement: (i) the number of Shares issuable upon exercise; (ii) the exercise price payable; (iii) the date of grant; (iv) the date of expiry; (v) the identity of the registered holder, identifying whether such holder is an employee of Corporation; and (vi) the extent to which such Options are vested and are exercisable. All of the Common Shares issuable upon the exercise of Options under the Stock Option Plan have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)	No Common Shares or securities have been issued and no Options have been granted in violation of any Law or any pre-emptive or similar rights applicable to them.

(d)
Except for outstanding rights and awards under the Stock Option Plan, the DSU Director Plan and the Equity Incentive Plan set forth in Section 6(d) of the Corporation Disclosure Letter or granted in accordance with Section 4.1(3)(d), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate Corporation or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Corporation or any of its Subsidiaries, or any obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Corporation or any of its Subsidiaries.

(e)	All outstanding securities of Corporation have been issued in material compliance with all applicable Laws, including Securities Laws.

(f)
There are no bonds, debentures or other evidences of indebtedness of Corporation and its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Shareholders on any matter.

7.	Subsidiaries.

(a)
Section 7(a) of the Corporation Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which Corporation owns or controls, directly or indirectly, any equity or proprietary interest indicating (A) the jurisdiction of incorporation, organization or formation of such Person, (B) whether such Person is a Subsidiary, and (C) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests.

(b)
Each Subsidiary (A) is a corporation, trust or partnership, as the case may be, duly organized and validly existing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, (B) has all requisite corporate, trust or partnership power and authority, as the case may be, to own its assets and to conduct its business as now owned and conducted, and (C) is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so organized, validly existing, qualified, licensed, registered or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)
Corporation is the record and beneficial owner of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries as set forth in the Corporation Disclosure Letter, free and clear of any Liens except for Permitted Liens and such shares and other equity interests so owned by Corporation have been duly authorized and validly issued, as fully paid and non-assessable and have been issued in material compliance with all applicable Laws.

8.	Securities Law Matters.

(a)
Corporation is a "reporting issuer" under Securities Laws in each of the provinces and territories of Canada. The Common Shares are listed and posted for trading on the TSX and on the NYSE. Corporation is not on a list of reporting issuers in default under the Securities Laws of any Canadian province or territory and not in material default of Securities Laws or the rules or regulations of the TSX or the NYSE.

(b)
Corporation has not taken any action to cease to be a reporting issuer in any province or territory nor has Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of Corporation. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Corporation is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and Corporation is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(c)
Corporation has timely filed or furnished all Corporation Filings required to be filed or furnished by Corporation with any Governmental Entity. Each of the Corporation Filings did not, as of the date filed, contain any Misrepresentation. Corporation has provided to Purchaser true and complete copies of all documents filed with or furnished to a Securities Authority on a confidential basis and complete copies of any documents comprising the Corporation Filings redacted for confidentiality or other reasons.

9.	Financial Statements.

(a)
Corporation's audited consolidated financial statements as at and for the fiscal years ended October 31, 2013 and 2012 and consolidated interim financial statements of Corporation filed after the date hereof (collectively, the "Corporation Financial Statements") have been prepared, or will be prepared, as applicable, in accordance with GAAP (subject to year-end adjustments, where applicable) applied on a basis consistent with prior periods and present fairly, or will present fairly, as applicable, in all material respects, the consolidated financial position, results of operations and changes in financial positions of Corporation and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby (except as may be otherwise indicated in such Corporation Financial Statements and the notes thereto or the related report of Corporation's auditors).

(b)
There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Corporation or any of its Subsidiaries with unconsolidated entities or other Persons.

(c)
The financial books, records and accounts of Corporation and each of its Subsidiaries (i) have been maintained, in all material respects, in accordance with GAAP, (ii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of Corporation and its Subsidiaries and (iii) accurately and fairly reflect the basis for Corporation's financial statements.

10.	Internal Controls and Financial Reporting.

Corporation has (a) disclosure controls and procedures in place to provide reasonable assurance that material information relating to Corporation is made known to the Chief Executive Officer and Chief Financial Officer of Corporation on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (b) internal controls over financial reporting in place to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (c) evaluated the effectiveness of Corporation's disclosure controls and procedures and disclosed in its management's discussion and analysis its conclusions about the effectiveness of its disclosure controls and procedures; and (d) evaluated the effectiveness of Corporation's internal controls over financial reporting and disclosed in its management's discussion and analysis its conclusions about the effectiveness of internal controls over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. To the knowledge of Corporation, as of the date of this Agreement:

(a)
except as set forth in Section 10(a) of the Corporation Disclosure Letter, there are no material weaknesses in the internal control over financial reporting of Corporation that could reasonably be expected to adversely affect Corporation's ability to record, process, summarize and report financial information; and

(b)
there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of Corporation. Since October 31, 2012, Corporation has received no (x) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of Corporation regarding questionable accounting or auditing matters.

11.	No Undisclosed Liabilities.

Corporation and its Subsidiaries have no liabilities of the type required to be reflected as liabilities on a balance sheet prepared in accordance with GAAP, other than (i) liabilities disclosed in the Corporation Filings prior to the date of this Agreement, (ii) liabilities incurred in the Ordinary Course since the date of the last Corporation Financial Statements, and (iii) liabilities incurred in connection with the Arrangement.

12.	Absence of Certain Changes or Events.

Except as set forth in Section 12 of the Corporation Disclosure Letter and as disclosed in the Corporation Filings prior to the date of this Agreement, and other than the transactions contemplated or permitted by this Agreement, since October 31, 2013, the business of Corporation and its Subsidiaries has been conducted in the Ordinary Course, and there has not been any event, circumstance or occurrence which has, or is reasonably likely to give rise to, a Material Adverse Effect.

13.	Compliance with Laws.

Except as disclosed in Section 13 of the Corporation Disclosure Letter, Corporation and each of its Subsidiaries are, and have been, in compliance with Law, including Environmental Law, and regulations and rules promulgated by the US Food and Drug Administration ("FDA"), Health Canada, Environment Canada, Canadian Nuclear Safety Commission or any other U.S., Canadian and foreign federal, provincial, state, local agencies or bodies engaged in the regulation of clinical trials, pharmaceuticals or biohazardous substances or materials, except for failures to comply or violations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

14.	Authorizations

(i) All Authorizations which are necessary or required by Law for Corporation and its Subsidiaries to own their assets or conduct their business as presently owned or conducted, including without limitation, Canadian Nuclear Safety Commission, United States Nuclear Regulatory Commission,  FDA, Health Canada or from any other federal, provincial, state, local or foreign agencies or bodies engaged in the regulation of clinical trials, pharmaceuticals, radioactive or biohazardous substances or materials, have been obtained and are in full force and effect in accordance with their terms, (ii) Corporation and its Subsidiaries have performed the obligations required to be performed by them to date under all such Authorizations, (iii) Corporation and its Subsidiaries are not in breach of or default under any such Authorizations, (iv) Corporation and its Subsidiaries have not received written, or to the knowledge of Corporation, other notice, of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Entity to revoke or not renew any such Authorizations, and (v) no proceedings are pending, or, to the knowledge of Corporation, threatened, which could reasonably be expected to result in the revocation of such Authorizations.

15.	Opinion, Board Approval and Support and Voting Agreements.

The Board has received the Opinion. Corporation has disclosed to Purchaser all fees, commissions or other payments that may be incurred pursuant to Jefferies LLC's engagement or that may otherwise be payable to Jefferies LLC in connection with the Arrangement. As of the date of this Agreement, the Board has unanimously (i) determined that the Arrangement is in the best interests of Corporation and fair to the Shareholders; (ii) resolved to unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by Corporation of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions or authorizations. Each of the directors and senior officers of Corporation has advised Corporation and Corporation believes that they intend to vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution and Corporation shall make a statement to that effect in the Circular.

16.	Brokers.

Except for the fees payable to Jefferies LLC, full details of which have been provided to Purchaser, no investment banker, broker, finder, financial adviser or other intermediary is entitled to any fee, commission or other payment from Corporation or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with the Agreement or any other transaction contemplated by this Agreement.

17.	Material Contracts.

(a)
Section 17(a) of the Corporation Disclosure Letter sets out a complete and accurate list of all Material Contracts and any advanced negotiations that if completed would result in a Material Contract. True and complete copies of the Material Contracts have been disclosed in the Data Room.

(b)
To the knowledge of Corporation, each Material Contract is legal, valid, binding and in full force and effect and is enforceable by Corporation or a Subsidiary, as applicable, in accordance with its terms (subject only to any limitation on enforcement under Law relating to bankruptcy, insolvency and other Laws affecting creditors' rights generally, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction).

(c)
To the knowledge of Corporation, neither Corporation nor any of its Subsidiaries is in breach or default under any Material Contract, nor does there exist any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except for such breach or default which, individually or in the aggregate, would not constitute a Material Adverse Effect.

(d)
Corporation has not received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Corporation or any of its Subsidiaries, and, to the knowledge of Corporation, no such action has been threatened.

18. Title to the Assets.

(a)	Corporation and its Subsidiaries have good and marketable title to all real property owned by Corporation and its Subsidiaries, free and clear of any Liens, except for Permitted Liens.

(b)
Section 18(b) of the Corporation Disclosure Letter sets forth (1) all of the real property owned by Corporation and/or its Subsidiaries and (2) each interest in real property leased, subleased or licensed by Corporation or any of its Subsidiaries, including the location hereof, and the lessor or sublessor of any such leased real property. Corporation and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all personal property owned or leased by it, free and clear of any Liens, except for Permitted Liens. None of the leases have been assigned by Corporation or its Subsidiaries in favour of any Person or sublet or sublicensed.

(c)
Except in connection with the Arrangement, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any material portion of the property or assets owned by Corporation and its Subsidiaries.

(d)
No part of the property or assets of Corporation and its Subsidiaries and no property leased by Corporation and its Subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Corporation, does any Person have any intent or proposal to give such notice or commence any such proceedings.

19.	Intellectual Property.

(a)
Section 19(a) of the Corporation Disclosure Letter sets out a list of all patents, patent applications, trademarks, trade mark applications, registered copyrights and registered domain names owned by Corporation and its Subsidiaries which each have been registered or applied for and have in either case been properly maintained and renewed by Corporation and its Subsidiaries in accordance with Law. Section 19(a) sets out a list of all Material Contracts in which the Corporation has granted rights in its Business Intellectual Property (defined below) to third parties.

(b)
Section 19(b) of the Corporation Disclosure Letter sets out a list of all material licences pursuant to which Corporation or its Subsidiaries are granted rights to use the Intellectual Property of a third party.

(c)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)
Corporation and its Subsidiaries own, have a license to, or otherwise have the right to use, all Intellectual Property set out in subsections (a) and (b) (the "Business Intellectual Property"), free and clear of all Liens, other than Permitted Liens;

(ii)
to the knowledge of Corporation, the Business Intellectual Property owned by Corporation and its Subsidiaries is valid and enforceable except as such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors' rights generally, and (B) discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance or injunction.

(iii)
to the knowledge of Corporation, all material licenses to the Business Intellectual Property referred to in subsection (b) are in full force and effect and, to the knowledge of Corporation, the Corporation is not in breach or default of said licences, nor is Corporation aware of any facts that may result in such a breach or default of said licenses;

(iv)
to the knowledge of Corporation, the use of the Business Intellectual Property owned by Corporation and its Subsidiaries in carrying on the business as presently conducted does not infringe the Intellectual Property of any third party, no actions asserting infringement of the Intellectual Property of a third party have been threatened, and the Corporation is not aware of any facts that may constitute infringement of a third party’s Intellectual Property;

(v)	to the knowledge of Corporation, no third party is infringing upon the Business Intellectual Property owned by Corporation and its Subsidiaries; and

(vi)	to the knowledge of Corporation, the Business Intellectual Property comprises all the material Intellectual Property required by Corporation to carry on its business as currently conducted.

(d)
Corporation and its Subsidiaries have taken commercially reasonable measures to protect and preserve the security, confidentiality, value and ownership of the confidential information included in the Business Intellectual Property owned by Corporation and its Subsidiaries and the Corporation is not aware of any material breaches or potential material breaches of confidentiality.

20.	Litigation and Proceedings.

(a)
Except as disclosed in Section 20(a) of the Corporation Disclosure Letter, there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of Corporation, pending or threatened against Corporation or its Subsidiaries, the business of Corporation or any of its Subsidiaries or affecting any of their respective properties or assets. Notwithstanding any disclosures made to Purchaser in the Corporation Disclosure Letter or in the Corporation Filings or otherwise, the Panama Action has not had, and is not reasonably likely to give rise to, a Material Adverse Effect. Except as disclosed in Section 20(a) of the Corporation Disclosure Letter and in the Corporation Filings, there is no judgement, decree, injunction, ruling, award or order of any Governmental Entity outstanding against or affecting Corporation or its Subsidiaries or any of their property or assets which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)
There is no bankruptcy, liquidation, winding up or other similar proceeding pending or in progress, or, to the knowledge of Corporation, threatened against or relating to Corporation or any of its Subsidiaries before any Governmental Entity.

21.	Environmental Matters.

(a)
No written notice, order or complaint has been received by Corporation or any of its Subsidiaries alleging that Corporation or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and, to the knowledge of Corporation, there are no judicial, administrative or other actions, suits or proceedings pending or threatened against Corporation or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and Corporation is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, claim, order or complaint.

(b)	Corporation and each of its Subsidiaries have all environmental Authorizations necessary for the operation of their respective businesses as currently conducted.

(c)
Except as set forth in Section 21(c) of the Corporation Disclosure Letter, to the knowledge of Corporation, the soil and groundwater at the properties operated by Corporation and its Subsidiaries are not contaminated with any Hazardous Substances in an amount or concentration that would give rise to an obligation to act or disclose that condition under any Environmental Law.

(d)
Except as set forth in Section 21(d) of the Corporation Disclosure Letter, neither Corporation nor any of its Subsidiaries has released any Hazardous Substance into the environment except in material compliance with Environmental Law.

22.	Labour and Employment Matters.

(a)
Section 22(a) of the Corporation Disclosure Letter sets out a true and complete list of employees of Corporation and its Subsidiaries who are not subject to a Collective Agreement and who earn more than $100,000 in base salary annually in compensation (without reference to names or employee numbers), including their respective location, hire date, position, compensation (including bonus entitlements) and current status (full time or part-time, active or non-active (and if non-active, the reason for leave and the expected date of return to work, if any)). Neither Corporation nor any of its Subsidiaries have received any notice from any Governmental Entity regarding the classification of any independent contractor.

(b)	Section 22(b) of the Corporation Disclosure Letter sets forth a complete list of all Collective Agreements currently applicable to Corporation or any of its Subsidiaries.

(c)
Except as set forth in Section 22(c) of the Corporation Disclosure Letter, (i) Corporation and its Subsidiaries are not subject to any application for certification and, to the knowledge of Corporation, there are no threatened union-organizing campaigns for employees not covered under a Collective Agreement, (ii) there are no current or, to the knowledge of Corporation, threatened strikes or lockouts affecting Corporation and its Subsidiaries or any complaint of unfair labour practice (other than individual complaints or grievances that, if determined to adversely affect Corporation or its wholly-owned Subsidiaries, would not have a Material Adverse Effect), (iii) there are no current (active) successor or related employer applications; and (iv) there are no employee associations, voluntary recognized or certified unions authorized to represent any of the employees of Corporation and its Subsidiaries.

23.	Employee Plans.

(a)
Section 23(a) of the Corporation Disclosure Letter lists each benefit plan, program, policy, arrangement or agreement, whether written or unwritten and whether insured or self-insured, maintained or contributed to or for the benefit of Corporation Employees including all retirees, former employees and directors of the Corporation, including each health, welfare, incentive, incentive compensation, deferred compensation, share purchase, share compensation, share appreciation, phantom stock, disability, severance, vacation, termination, savings, profit sharing, pension, retirement, supplement retirement, retention and fringe benefit plan, program, policy, arrangement or agreement (collectively, the "Employee Plans").

(b)
Corporation has made available in the Data Room to Purchaser true, correct and complete copies of each of the Employee Plans as amended to the date hereof, together with all material related documentation including funding agreements, summary plan descriptions and the actuarial reports most recently filed with any Governmental Entity. For each material unwritten Employee Plan, Corporation has made available in the Data Room to Purchaser a true and correct written description of the material terms of such Employee Plan. There have been no promised material improvements, increases or changes to the benefits provided under any Employee Plan, whether legally binding or not.

(c)
Each Employee Plan has been established, maintained, registered (where applicable) and administered in compliance with its terms, the applicable Collective Agreement and applicable Law.  No Employee Plan is under audit or investigation by any Governmental Entity and to the knowledge of the Corporation, no audit, investigation, prosecution or suit is pending or threatened. No order is pending, and no notice has been given, by any Governmental Authority that has resulted or would reasonably result in any Employee Plan: (i) being ordered or required to be terminated or wound up in whole or in part; (ii) having its registration under any applicable Law revoked; (iii) being placed under the administration of any trustee or other third-party; or (iv) being required to pay any material Taxes or penalties under applicable Law.

(d)
Corporation has made all contributions and paid all premiums in respect of each Employee Plan in a timely fashion in accordance with the terms of each Employee Plan and applicable Laws, and there are no outstanding defaults or violations in respect thereof.

(e)
All data and information necessary to administer each Employee Plan is in the possession or control of the Corporation, and is materially complete, correct and in a form which is sufficient for the proper administration of each Employee Plan.

(f)
With respect to the Nordion Retirement Plan, and without restriction as to time, and with respect to each other Employee Plan that is a registered pension plan within the past three years: (i) there has been no withdrawal of assets or any other amounts from any such plan other than proper payments of benefits to eligible beneficiaries and permitted payments of reasonable permissible expenses incurred by or in respect of such Employee Plan; (ii) all employer contribution holidays have been permitted by the terms of such plan and in accordance with applicable Law; (iii) where such pension plan has been wound up in part or has otherwise commenced wind up proceedings, any surplus assets in respect of the partially wound up portion of the plan have been dealt with in accordance with applicable Law; (iv) no such plan is the result of a merger of one or more other Employee Plans; (v) there are no merger or asset transfer applications pending with any Governmental Authority; and (vi) where such Employee Plan only contains defined contribution provisions, such Employee Plan never contained a defined benefit provision.

(g)
Except as disclosed in Section 23(h) of the Corporation Disclosure Letter, neither Corporation, nor any entity that together with Corporation, is considered a "single employer" under Section 4001(b)(i) of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") has any liabilities with respect to an Employee Plan subject to the provisions of Title IV or Section 302 of ERISA. Each Employee Plan that is a "pension plan" (as defined under Section 3(2) of ERISA) and is intended to be qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended has been determined by the United States Internal Revenue Service to be so qualified and to the knowledge of Corporation, no condition exists that would adversely affect that determination.

(h)	Except as set forth in Section 23(h) of the Corporation Disclosure Letter, all Employee Plans subject to ERISA have been formally terminated.

24.	Insurance.

Corporation maintains insurance policies with recognized insurers as are appropriate to its business in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable business. To the knowledge of Corporation, all such policies are in all material respects in full force and effect in accordance with their terms. Except as disclosed in Section 24 of the Corporation Disclosure Letter, the third party insurance policies of Corporation and its Subsidiaries are in full force and effect in accordance with their terms and, to the knowledge of Corporation, Corporation and its Subsidiaries are not in default under the terms of any such policy. To the knowledge of Corporation, there has not been any proposed, contemplated or threatened termination of, or material premium increase with respect to, any of such policies. Except as disclosed in Section 24 of the Corporation Disclosure Letter, there is no material claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. Except as disclosed in Section 24 of the Corporation Disclosure Letter, all material proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

25.	Taxes.

(a)
All material Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, Corporation and its Subsidiaries have been or will be filed when due in accordance with all applicable Laws (taking into account any applicable extensions), and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)
Each of Corporation and its Subsidiaries has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable on a timely basis, other than those Taxes being contested in good faith, and where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which Corporation and its Subsidiaries ordinarily record items on its books and records.

(c)	There is no action now pending or, to the knowledge of Corporation, threatened against Corporation or any of its Subsidiaries in respect of any Tax.

(d)
There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any material Taxes by Corporation and its Subsidiaries.

(e)
None of Corporation or any of its Subsidiaries has received any written  notification that any material issues involving Taxes have been raised (and are currently pending) by any Governmental Entity in connection with any Tax  Returns of Corporation or any of its Subsidiaries filed or required to be filed.

(f)
Except as set forth in Section 25(f) of the Corporation Disclosure Letter, none of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any  equivalent provision of the tax legislation of any province or any other  jurisdiction, has applied or will apply to Corporation or any of its  Subsidiaries at any time up to and including the Effective Time in a manner  which would give rise to material incremental Tax liabilities or a material  reduction in Tax attributes.

(g)
None of Corporation or any of its Subsidiaries is liable for material Taxes of  any other person, has acquired property from any person in circumstances  where it did or could become liable for any material Taxes of such person, or  has entered into any agreement with or provided any undertaking to any  person pursuant to which it assumed liability for the payment of material  Taxes owing by such person.

(h)
Records or documents that meet the requirements of subsection 247(4) of the  Tax Act, or any equivalent provision of the applicable provincial tax  legislation, have been made and/or obtained by Corporation and each of its  Subsidiaries resident in Canada for purposes of the Tax Act with respect to  all material transactions between Corporation or the Subsidiary, as  applicable, and any non-resident person with whom Corporation or the  Subsidiary was not dealing at arm's length during a taxation year  commencing after 1998.

26.	Anti-Corruption and Money Laundering.

Except as disclosed in Section 26 of the Corporation Disclosure Letter, neither Corporation nor any of its Subsidiaries, nor to the knowledge of Corporation, any of their respective Representatives has : (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature. The operations of  Corporation and each of its Subsidiaries are and have been conducted at all times in  compliance with money laundering Laws and any related or similar Laws relating to  money laundering (collectively, the "Money Laundering Laws") and no action, suit  or proceeding by or before any court or Governmental Entity involving Corporation  or any of its Subsidiaries with respect to the Money Laundering Laws is pending or,  to the knowledge of Corporation, threatened. Any settlements, orders, judgments, voluntary payments, injunctions, decisions or other resolutions, or any settlements, orders, judgments, voluntary payments, injunctions, decisions or other resolutions that are reasonably expected to be made, in each case with respect to the Internal Investigation, whether or not monetary, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (not taking into account any disclosure in the Corporation Disclosure Letter or in the Corporation Filings but taking into account valuation assumptions made by the Purchaser and communicated to Corporation in a letter dated March 22, 2014).

27.	Non-Arm's Length Transactions.

Except as set forth in Section 27 of the Corporation Disclosure Letter and except for contracts made solely among Corporation and its Subsidiaries, there are no Material Contracts between Corporation or its Subsidiary and any Person with whom Corporation or its Subsidiary is not dealing, as of the date of this Agreement, at arm's length (within the meaning of the Tax Act), other than contracts entered into in the Ordinary Course on terms not materially less favourable to Corporation or its Subsidiary than would have been available from an arm's length party.

28.	Shareholders and Similar Agreement.

Corporation is not party to any shareholder, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Corporation or any of its Subsidiaries.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND GUARANTORS

1.	Corporate Existence and Power.

Purchaser is a corporation duly constituted and validly existing under the laws of Canada and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted.

Each of the Guarantors is a corporation or company duly constituted and validly existing under the laws of the United States and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted

2.	Corporate Authorization.

Purchaser and Guarantors have the requisite corporate power and authority to enter into and perform their obligations under this Agreement. The execution and delivery and performance by Purchaser and Guarantors of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of Purchaser and Guarantors and no other corporate proceedings on the part of Purchaser and Guarantors are necessary to authorize this Agreement.

3.	Governmental Authorization.

The execution, delivery and performance by Purchaser and Guarantors of this Agreement and the consummation by Purchaser and Guarantors of the Arrangement do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Key Regulatory Approvals; and (v) compliance with Securities Law and stock exchange rules and policies.

4.	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by Purchaser and Guarantors, and constitutes a legal, valid and binding agreement of Purchaser and Guarantors enforceable against Purchaser and Guarantors in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.	Non-Contravention.

The execution, delivery and performance by Purchaser and Guarantors of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of Purchaser and Guarantors;

(b)	subject to the matters referred to in (3) above, contravene, conflict with or result in a violation or breach of Law;

(c)
allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Purchaser or Guarantors are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any material contract or other instrument, indenture, deed of trust, mortgage, bond or any Authorization to which Purchaser or Guarantors are a party of or by which Purchaser or Guarantors are bound; or

(d)	result in the creation or imposition of any Lien upon any of Purchaser or Guarantors' assets;

with such exceptions, in the case of paragraphs (b) through (d), as would not be reasonably expected to adversely impair or materially delay the consummation of the Arrangement.

6.	GTCR Fund IX/A LP

GTCR Fund IX/A LP (i) has all limited partnership, corporate or other organizational power and authority to execute, deliver and perform the Equity Letter, (ii) the execution, delivery and performance of this Agreement by GTCR Fund IX/A LP has been duly and validly authorized and approved by all necessary limited partnership, corporate or other organizational action by it; (iii) the Equity Letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it; enforceable against it in accordance with the terms of the Equity Letter; (iv) its commitment as defined in the Equity Letter under the Equity Letter is less than the maximum amount that it is permitted to invest in any one portfolio investment pursuant to the terms of its constituent documents or otherwise; (v) it has uncalled capital commitments or otherwise has available funds in excess of the sum of its commitment under the Equity Letter plus the aggregate amount of all other commitments and obligations it currently has outstanding; (vi) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of the Equity Letter by GTCR Fund IX/A LP have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of the Equity Letter; and (vii) the execution, delivery and performance by it of the Equity Letter does not (a) violate its organizational documents, (b) violate any applicable law or judgment or (c) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which it is a party.

7.	Financing Commitment Letters; Cash on Hand

Purchaser has delivered to Corporation a complete and accurate copy of (i) an executed commitment letter (the "Equity Letter") from GTCR Fund IX/A LP pursuant to which the party thereto agrees to provide, subject to the terms and conditions therein, equity financing to Purchaser or Guarantors in the amount set forth therein (the "Equity Financing"), and (ii) an executed commitment letter from (1) Credit Suisse Securities (USA) LLC and Credit Suisse AG, (2) Goldman Sachs Bank USA and (3) RBC Capital Markets LLC and Royal Bank of Canada (collectively with all exhibits thereto, and the redacted fee letter referred to therein, the "Financing Letters"), pursuant to which the lenders party thereto have committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein for, among other things, the purpose of financing the transactions contemplated by this Agreement (being collectively referred to as the "Debt Financing", and together with the Equity Financing referred to as the "Financing"). The Equity Letter is a valid and binding obligation of Purchaser or Guarantors (as applicable) and GTCR Fund IX/A LP, GTCR Partners IX, L.P. and GTCR Golder Rauner II, L.L.C. Each of the Financing Letters is a valid and binding obligation of Purchaser and Guarantors (as applicable) and the relevant Financing Sources party thereto. As of the date hereof, none of the Equity Letter or Financing Letters has been amended or modified, and the respective commitments contained in such letters have not been withdrawn, terminated, reduced or rescinded in any respect. Assuming the Financing is funded in accordance with the Equity Letter and the Term Loan Facility in the Financing Letters, as applicable, and the accuracy of the representations and warranties of Corporation set forth in this Agreement and performance by Corporation of its obligations hereunder, the net proceeds contemplated by the Equity Letter and the Term Loan Facility in the Financing Letters will, in the aggregate, be sufficient to enable Purchaser to fund the aggregate Purchaser Consideration, to make payments in respect of any fees and expenses required to be paid in connection with the Arrangement and the Financing and to pay amounts related to refinancing of any outstanding indebtedness of Corporation or Purchaser, Guarantors or their parent entities contemplated by any of the Financing Letters and Equity Letter. As of the date hereof, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any of Purchaser, Guarantors or GTCR Fund IX/A LP under the Equity Letter or Purchaser or Guarantors under the Financing Letters or, to the knowledge of Purchaser, any other parties thereto or under the Equity Letter, or a failure of any condition to the Financing or otherwise result in any portion of the Financing contemplated thereby to be unavailable and (ii) subject to the satisfaction of the conditions set forth in Article 6, Purchaser has no reason to expect that any of the conditions of any of Purchaser or Guarantors to the Financing will fail to be timely satisfied or that the full amount of the Term Loan Facility in the Financing (with respect to the Debt Financing in an amount equal to at least (but no less than) the Debt Amount), will not be available at the Effective Time. There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing, other than as set forth in or contemplated by the Financing Letters and the Equity Letter. Purchaser, Guarantors and GTCR Fund IX/A LP have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Equity Letter and the Financing Letters on or before the date of this Agreement, and will pay in full any such amounts due on or prior to the Effective Time. There are no side letters or other agreements, contracts or arrangements to which any of Purchaser or Guarantors is a party which are related to the funding of the full amount of the Financing other than as expressly set forth in the Equity Letter and the Financing Letters. Guarantors will have at the Effective Time at least $38 million in cash on hand available for purposes of financing the transactions contemplated by the Arrangement and have and will have at the Effective Time sufficient funds and assets to otherwise cover any and all obligations of Purchaser hereunder including the obligation to pay the Reverse Termination Fee in accordance with Section 8.3 and to make any other payments as required by this Agreement.

8.	Security Ownership.

Purchaser does not hold or beneficially own any securities of Corporation or any of its affiliates.

9.	Finders' Fees.

No investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of Purchaser, or any of its affiliates or any of its or their officers, directors or employees who is entitled to any fee, commission or other payment from Corporation or any of its Subsidiaries upon consummation of the Arrangement.

10.	Litigation.

There is no proceeding pending against, or, to the knowledge of Purchaser, threatened against or affecting Purchaser that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement.

SCHEDULE E

KEY REGULATORY APPROVALS

1.	Competition Act Approval.

2.	ICA Approval.

3.	The expiration or termination of all applicable waiting periods required by the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Approval").

SCHEDULE F

FORM OF SUPPORT AND VOTING AGREEMENT

●

[Insert Purchaser's address]

Dear Sirs/Mesdames:

Re: Support and Voting Agreement

I understand that Purchaser (the "Purchaser") and Corporation (the "Corporation") wish to enter into an arrangement agreement dated as of the date hereof (the "Arrangement Agreement") contemplating an arrangement of the Corporation pursuant to Section 192 of the Canada Business CorporationsAct (the "Arrangement"), the result of which shall be the Purchaser's acquisition of all the outstanding common shares of the Corporation (the "Common Shares"). I am the registered and beneficial owner of  Common Shares (collectively, the "Holder Securities").

I,                                                      , hereby agree, in my capacity as securityholder and not in my capacity as an officer or director of the Corporation, from the date hereof until the earlier of (i) the date the Arrangement Agreement is terminated in accordance with its terms and (ii) the Outside Date (as defined in the Arrangement Agreement):

(a)
to vote or to cause to be voted the Holder Securities, and any other securities directly or indirectly acquired by or issued to the undersigned after the date hereof (including, without limitation, any Common Shares issued upon further exercise of options to purchase Common Shares), in favour of the Arrangement and any other matter necessary for the consummation of the Arrangement at the meeting of shareholders of the Corporation held to consider the Arrangement (or any adjournment thereof);

(b)	not to exercise any rights to dissent in connection with the Arrangement;

(c)	except in my capacity as director or officer to the extent permitted by the Arrangement Agreement, not to take any action which may in any way adversely affect the success of the Arrangement;

(d)
except in my capacity as director or officer to the extent permitted by the Arrangement Agreement, not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal (as such term is defined in the Arrangement Agreement), or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal; and

(e)
not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein, without the Purchaser's prior written consent.

I hereby represent and warrant that (a) I am the sole beneficial owner of the Holder Securities with good and marketable title thereto, free of any and all encumbrances and demands of any nature or kind whatsoever, and I have the sole right to vote and sell (in the case of transferable Holder Securities) all of the Holder Securities, (b) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned of any of the Holder Securities or any interest therein or right thereto, and (c) the only securities of the Corporation (other than Options, RSUs and DSUs (as such terms are defined in the Arrangement Agreement), as applicable) beneficially owned, directly or indirectly, by the undersigned on the date hereof are the Holder Securities.

Notwithstanding any provision of this letter agreement to the contrary, but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Corporation, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Corporation.

This letter agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

If the foregoing is in accordance with your understanding and is agreed to by the Purchaser, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the undersigned, upon which this letter as so accepted shall constitute an agreement among us.

Yours truly,

[Insert name of director or officer]

ACCEPTED and AGREED on this                                                                           th day of                                           , 2014

PURCHASER
Per:
Name: Title: